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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3

                                       TO

                                   FORM 10-SB
                               -------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS Under section 12(b) or
                  12(g) of the Securities Exchange Act of 1934


                                USA DIGITAL, INC.
             (Exact name of registrant as specified in its charter)


                             NEVADA                                              59-3560920
(State or other jurisdiction of incorporation or organization)     (I.R.S. Employer Identification No.)


                                USA DIGITAL, INC.
                                 P.O. BOX 172574
                                 TAMPA, FL 33672
                    (Address of principal executive offices)

                               -------------------

        Registrant's telephone number, including area code (813) 230-9100

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

    Title of each class to be so registered       Name of exchange on which
                                                each class is to be registered

    NONE                                               NOT APPLICABLE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (Title of class)


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

                                     PART I

ITEM 1.DESCRIPTION OF BUSINESS

GENERAL


          On March 5, 1999, USA Digital, Inc. (the "Company") was incorporated in the State of Nevada. The Company is a holding company whose mission is to build a highly integrated convergent communications company. The Company seeks to acquire Internet service providers, telephone interconnect companies, computer/network integrators, and switchless resellers.




          On February 26, 1999, Blazoon Systems Incorporated ("Blazoon"), a Colorado corporation, that was an inactive publicly held company with no recent operating history entered into an Agreement and Plan of Reorganization (the "Acquisition") with Diverse Capital Corp. ("Diverse"), a Florida corporation incorporated on July 9, 1998 to merge Diverse into Blazoon. From its inception, through March 4, 1999, Diverse was engaged in the development of its business plan and infrastructure to become a convergent communications company. The Acquisition was consummated on March 4, 1999. Under the terms of the
Acquisition, Blazoon issued 1,235,000 shares of its common stock to the stockholders of Diverse in exchange for 100% of the issued and outstanding common stock of Diverse. The Company also agreed to issue 625,000 shares of its Class A Preferred Stock to be issued to the stockholders of Orlando Digital Telephone Corporation (a pending acquiree of Diverse at that time) in exchange for 100% of the issued and outstanding preferred stock of Diverse. The 625,000 shares of Class A Preferred Stock was never issued and the Company is currently in litigation with Orlando Digital Telephone Corporation to recind its acquisition of Orlando Digital Telephone. The preferred stock is convertible to common stock at a one-for-one ratio beginning February 2, 2000 to a maximum of 9.0% of the then outstanding common stock, has dividend preference, is non-voting, and is subject to redemption at a $4.00 liquidation value at the Company's option beginning February 2, 2004. Subsequent to the Acquisition, the prior shareholders of Diverse owned approximately 55% of the voting common stock of Blazoon.

          On March 9, 1999 the Company consummated a merger agreement with Blazoon with the Company as the surviving entity. The Company entered into the March 9, 1999 transaction with Blazoon in order to: (1) redomicile Blazoon as a Nevada Corporation in order to take advantage of the more favorable corporate law and franchise tax of Nevada; (2) effect the name change from Blazoon to USA Digital, Inc.; and (3) to create a public market for USA Digital, Inc. common stock so that the Company could more easily raise the capital necessary to carry out its business plan.


BUSINESS DESCRIPTION

          **(1) The Company is building a highly integrated, facility-based convergent communications company that will address the rapidly expanding communication demands of small to medium size businesses. The Company believes that a convergence is occurring in the communication industry as more traditional Internet providers become communications companies and communication companies become Internet companies. These factors are creating an environment in which individuals and businesses and other organizations perceive a need to establish Internet access and an Internet presence. Furthermore, many businesses have Internet requirements that go beyond the simple access that most Internet service providers offer. These Internet requirements include security, network consulting, high-bandwidth managed access and data services. These services are most efficiently provided by a vendor that has a local presence so as to ensure these businesses that their Internet requirements will receive priority treatment. The Company believes that its status as a full-service communications company will enable it to capitalize on this convergence.

          In addition, the Telecommunications Act of 1996 (the "Telecom Act"), the first comprehensive rewrite of the Communications Act of 1934, has dramatically changed the ground rules for competition and regulation in virtually all sectors of the communications industry, from local and long-distance telephone services, to cable television, broadcasting and equipment manufacturing. One of the market sectors that has been adversely affected by passage of the Telecom Act is the switchless resellers. A switchless reseller is an entity that purchases large blocks of long distance telephone time from a traditional telephone carrier (i.e. AT&T, Sprint, MCI Worldcom) at a discounted rate. The reseller then resells that telephone service to its clients at a higher rate.

          Under the Telecom Act, a distinction is made between those carriers that own and operate their own switch (facility-based) and those entities that do not own their own switch (non-facility based) and utilize someone else's switch. Under this legislation, all facility-based carriers are entitled to equal access to the (incumbent local exchange carrier (e.g. BellSouth) network. This means that the local operating company must allow all facility-based carriers access to their infrastructure (co-location) at wholesale rates so that these new entrants into the telecommunications arena can compete effectively against the incumbents. Therefore, under the Telcom Act, only facility-based carriers benefit from the legislative deregulation of the industry that provides equal access to the incumbent local exchange carriers network. Non-facility-based carriers must gain access or co-location to a switch in order to benefit from the industry deregulations.


         The impact of this legislation has been to drastically reduce the valuation of these switchless resellers, and thus make the acquisition of these entities both cost effective and attractive to the Company at this time. Previously, these companies had occupied a very profitable niche in the market place following the AT&T Divestiture in the mid-`80's, but due to the Telecom Act's preferential treatment of facility-based carriers, these switchless resellers have watched their valuation drop from a high of 10 times monthly revenues to their current valuation of 1-3 times monthly revenues. Further, this deregulation has already negatively impacted the price of long distance service, and thus further reduced the price that the reseller can charge its clients if it wants to compete effectively against the major carriers. Thus, the legislation has created an opportunity for the Company, as a facility-based carrier, to enter the communications arena through its acquisition program at an undervalued price point and to sell its other products and services to the existing customer base of these companies.

         The Company intends to capitalize on the convergence in the communications industry and legislative changes through the acquisition of strategic partners that have a recognized presence and customer base in its particular market and region, and by offering these newly acquired customers a complete package of products and services.

Products Currently Offered

         The Company currently offers the following products and services to its customers.

         Communications Equipment Sales and Service. The Company currently provides Telecommunications and computer equipment sales and service through its wholly owned subsidiary TEAM, Inc. which has been marketing its products and services 12 years. More specifically, TEAM offers PBX systems, electronic key systems, call technology servers, voice mail systems, automatic call distributors and network and computer wiring to its customers. TEAM generated revenues of approximately $800,000 in 1998 from providing these services. See "Item 5 - Management Discussion and Analysis of Results of Operations."

         Computer and Network Integration Products and Services. The Company offers computer hardware and software, network integration and technology and engineering products and services for small and medium size businesses. More specifically, the Company offers network and computer wiring, systems integration services and consulting, fire wall installation, local area network ("LAN") and wide area network ("WAN") implementation and maintenance and management of those products and services through its wholly-owned subsidiary, DSA Computers, Inc. DSA has been marketing these products and services for 8 years. DSA generated revenues of approximately $1,300,000 in 1998 from providing these services. See "Item 5 - Management Discussion and Analysis of Results of Operations."

Products to be Offered in the Future

         The Company will continue to provide communications equipment services products and services computer and network integration products and services through TEAM and DSA, respectively. In addition to these products and services, the Company plans to begin offering local, long distance telephone services and Internet services and wireless solutions in the near future.


         Local Telephone Service and Long Distance Telephone Service. The Company plans to become a provider of comprehensive local and long distance telephone services including:

                  Toll free 800/888 calling services;

                  Traditional One Plus long distance calling services;

                  WATS;

                  international telephone services;

                  calling cards;

                  debit cards and operator services;

                  digital private line services (including ATM, Frame Relay, VAN); and

                  traditional local private line services.

         In this regard, the Company has placed an order with Siemens for the delivery of one Digital Central Office Long Distance Switch and three class five local dial tone switches. Once these switches are operational the Company will be able to provide these products to its customers. Financing for these switches have been approved by Siemens Telecommunications Finance Group. The Orlando and Gainesville networks are expected to be operational by December 31, 1999, and the Company intends to add Tampa to its network within sixty days thereafter. In addition, once the switches are operational, the Company will have the ability to provide co-location services to companies who are providing Internet service, web hosting, and local and long distance service, but which require access to local telephone company connections.


         The Company has successfully negotiated BellSouth re-sale/interconnection agreements for the nine state BellSouth region, that will allow the Company to purchase facilities from BellSouth as well as to resell local and long distance services to its customers. These agreements are currently in full force, however they will require an initial deposit of $100,000 once the Company's switches are installed and service is ordered.

         In order to provide local and long distance telephone services, it will be necessary for the Company to be certified as a Competitive Local Exchange Carrier and Interexchange Carrier by the Florida Public Service Commission and the FCC. The Company has begun the certification process and expects approval within sixty to ninety days. In addition, the Company is currently in the process of applying for its license to operate as a competitive local exchange carrier, to do business in the remaining eight Bell South states. These regulatory approvals combined with its Siemens Digital Central Office Switch will qualify the Company as a facility based carrier under the Telecom Act and, will further help provide the foundation on which the Company will grow. Other than the certifications and licenses discussed above, there are no legal, regulatory, technical or economic requirements that must be met by the Company to provide co-location or local and long distance telephone services.



         In order to complement its entry into the local and long distance telephone market, the Company will offer wireless telephone solutions to its customers. The Company intends to enter into a resale agreement with a cellular company to enable the Company to provide wireless services to its customers under the USA Digital name. The Company will not be required to obtain any additional licenses or other regulatory approvals to provide wireless services.


         The Company does not currently offer co-location services or local, long distance or wireless telephone products and services and does not generate revenues from such products and services. Until its local and long distance telephone switches are operational and the required regulatory approvals are obtained, the Company will not be able to offer co-location services or local or long distance telephone products and services to its customers or generate revenues from the sale of such products and services. Likewise, until it reaches an agreement with a cellular company, the Company will not be able to provide wireless services to its customers or generate revenues from the sale of such products and services.

         Internet services. The Company plans to acquire or enter into a strategic alliance with an Internet Service Provider, which will allow it to offer a broad array of Internet services to its customers. Through its relationship with an Internet Service Provider, the Company will be able to offer the following products:

                o Dedicated high-speed broadband Internet access services to the small and medium size business user, including the following:

                  (1) ATM (Asynchronous Transfer Mode) which is a network protocol that allows the use of multiple transmission protocols such as TCP/IP (Transmission Control Protocol/Internet Protocol). Utilizing multiple protocols allows for bandwidth on demand and providing voice, data and video over the same circuit. It is the latest technology in high-speed broadband transmission, and being used as the basis for next-generation networks and switching equipment.

                  (2) ADSL (Asymmetric Digital Subscriber Line), which is a high-speed digital telephone connection used primarily for the high-speed transmission of voice and data over standard telephone lines. Internet Service Providers provide this service to their subscribers to allow them high-speed Internet connectivity. Transmission is 6 million bits per second (mbps) in one direction and 576 thousand bits per second (kbps) in the other.

                  (3) ISDN (Integrated Services Digital Network), which is a 126 kbps digital telephone connection used primarily for the transmission of voice and data. The speed is twice as fast as the traditional modem used today.

                  (4) T-1 and Fractional T-1 (Transmission System 1) and DS-1 (Digital System 1), which are high-capacity, high-speed digital four wire circuit used to connect an end user to the local telephone company, their Internet service provider, or their long distance company. It is also used to connect telephone companies and Internet companies together. T-1 by design transmits a digital signal over a four wire circuit at the rate of 1,544,000 bits per second (1.544 mbps). By utilizing special equipment on each end of the circuit called channel banks or multiplexers, this one circuit can be split into 24 individual circuits at each end. Each of the 24 circuits can either be digital or analog (voice) and utilizes 65 kbps of the 1.544 mbps. T-1 is much more cost-effective than utilizing individual lines.

                  (5) DS3 (Digital System 3), which is a high-capacity, high-speed digital 4 wire circuit with 28 times the capacity of a T-1 or DS-1. It is the equivalent of 672 individual voice grade circuits. It is used by telephone companies, Internet service providers, and long-distance companies to connect to one another.



               o Dial up access service to the residential community, focused on easy user interface and access to information on the World Wide Web. The Company has ordered an Accelerated Networks ATM broadband switch from Siemens, delivery is expected by December 31, 1999. Financing for this switch has been approved by Siemens Telecommunications Finance Group. Implementation of the switch in conjunction with a strategic alliance with an Internet Service Provider will enable the Company to provide its Internet and Web Services.


               o Web services, including Web page production and hosting, Web page design, Interactive Web-based business services, (e.g. credit card processing), database management, broadcast audio and video applications and Internet marketing;

               o  Electronic commerce;

               o  Voice over Internet; and

               o IP telephony with the ability to offer price competitive service to both the commercial and residential users. This service will be offered through the interface of the Accelerated Networks equipment, the Siemens ("Siemens") equipment, and the Company's relationship with an Internet Service Provider.


         The Company has  purchased  a secured  interest in an Internet  Service
Provider, Syncom, Inc. (doing business as Gator.net), that is currently operating under the protection of Chapter 11 of the U.S. Bankruptcy Code. Syncom has filed a plan for reorganization with the Court. Under an agreement with the owner of 100% of Syncom's stock, the Company at its option has the ability to acquire those shares in exchange for amounts already advanced by the Company for their purchase. Gator.net is currently hosting the Company's web site, and the Company intends to utilize Gator.net's infrastructure to provide web services. Through its relationship with Syncom or by acquiring another Internet Service Provider, the Company will be able to offer the full complement of Internet services discussed above. Simultaneously with its acquisition program, the Company intends to develop its Internet infrastructure and Super Pop, a facility designed to provide access for the co-location of independent Internet Service Providers and inter-exchange carriers to allow for the integration of high-speed Internet access and Internet telephony utilizing fiber and broadband connectivity.


         Although management has identified several Internet Service Providers as potential acquisition candidates, other than its relationship with Syncom, the Company has not reached an agreement to acquire or enter into a strategic alliance with an Internet Service Provider. Until an agreement to enter into such a relationship is consummated, the Company will not be able to offer Internet products and services to its customers or generate revenues from the sale of such products and services.

          In addition to the businesses discussed above, the Company has targeted other specific types of businesses that it feels will be synergistic with the Company's business plan. These businesses include: Internet Service Providers, telephone interconnect companies, computer hardware & network integrators, and switchless resellers. To date, the Company's management through its network of contacts has identified several of these acquisition candidates and has closed the acquisitions of DSA Computers, Inc. and TEAM, Inc. in return for the Company's preferred stock. Additionally, the Company is currently negotiating two further acquisitions where the consideration would solely be the Company's stock. The Company intends to confine its business to the major metropoliton areas of Florida (e.g. Orlando, Tampa, Miami, etc.) for the next 9-12 months, and it intends to expand into the remaining eight BellSouth states.

MARKET AREA


          The Company's target market is small to medium size businesses that need assistance moving into the information age so that they can take advantage of new markets as well as rapidly changing technologies. These businesses are generally accustomed to working with a local communication vendor to ensure that its communication needs receive the highest priority. Through the acquisition of computer hardware/network integrators, telephone interconnect companies, Internet service providers, and switchless resellers, the Company will build a customer base that will purchase its convergent communications products. Initially, the Company will concentrate its activities in the nine state
BellSouth region which includes Florida, Georgia, North Carolina, South Carolina, Alabama, Tennessee, Mississippi, Louisiana and Kentucky.



COMPETITION

          The market for telecommunications products and services is highly competitive and characterized by the frequent introduction of new products based upon rapidly changing technologies. The Company competes with numerous well-established manufacturers and suppliers of telecommunications products, some of which dominate certain market segments. Most of the Company's competitors possess substantially greater financial, marketing, personnel and other resources than the Company, have established reputations relating to product design, development, manufacture, marketing and service of telecommunications products and have significant budgets to permit them to implement extensive advertising and promotional campaigns to market new products in response to competitors.

PERSONNEL

         As of August 20, 1999, the Company had 24 full-time employees. The employees are not represented by a collective bargaining unit and the Company considers its relationship with its employees to be good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this Form 10-SB. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events could differ materially from the forward-looking as a result of a number of factors.

OVERVIEW


         The Company was incorporated on July 9, 1998 and reincorporated to effect a name change and redomicile under the laws of Nevada on March 9, 1999 and is a holding company that intends to build a highly integrated, facility based, convergent communications company. The Company intends to grow primarily through the acquisition of Internet service providers, telephone interconnect companies, computer/network integrators, and switchless resellers, and then selling its products and services to its newly acquired customer base. These products and service will include: high-speed Internet access, Internet solutions, electronic commerce, voice over Internet, Internet telephony, co-location, local and long distance telephone services, communications equipment sales and servicing, computer and network integration and wireless solutions.

         The Company has entered into a lease agreement with Siemens for the lease of DCO telephone switch. This switch will be located in Orlando, Florida and is expected to be operational by the end of the fourth quarter 1999. Further, the Company has ordered three additional remote switches and an Accelerated Networks broadband ATM switch that will be used to link its network in the State of Florida. The Company is currently in the process of applying for its license to operate as a Competitive Local Exchange Carrier (CLEC), to do business in the nine Bell South states. That combined with its Siemens DCO-CS (Digital Central Office Switch) will qualify the Company as a facility based carrier under the Telecom Act, and will further help provide the foundation on which the Company will grow. These equipped switches will enable the Company to provide a full compliment of local, centrex, ISDN, and long distance services, and is expected to be operational by the end of the fourth fiscal quarter 1999.

         The Company has entered into nine Interconnection/reseller agreements with BellSouth covering each of the nine BellSouth states. The agreements expire on June 2, 2000 and may be terminated sooner only upon a breach of the agreements by one of the parties. The agreements provide for the negotiations of a "follow-on" agreement for an additional three year term with such negotiations to commence no later than 180 days prior to the expiration. These agreements will substantially reduce the Company's network costs by allowing the Company to co-locate its equipment at the BellSouth switching center location which dramatically reduces access costs. The agreements provide for revenue sharing by providing the Company with a portion of the revenue from any calls that terminate or originate with BellSouth and pass through the Company's network. The agreement allows the Company to immediately begin selling customers local dial tone throughout the BellSouth region in the Company's name.

         On June 2, 1999, the Company purchased a secured interest in Syncom, Inc., a Florida corporation that owns and operates Gator.net. Gator.net is a Gainesville, Florida-based Internet service provider that currently has a customer base of 2,500 subscribers. Syncom, Inc. is currently operating under the protection of Chapter 11 of the United States Bankruptcy Code in the Northern District of Florida. More specifically, the Company has purchased: a $160,000 note, secured by Gator.net's customer list, various equipment, and the Gator.net name from Premium Internet Corp.; a $120,000 unsecured note from Clifford Gaither; and a $10,000 unsecured note from Wayne Clark.

         In addition, on May 30, 1999, USA Digital entered into an agreement with Renegade Corporation of America, Inc. ("Renegade") wherein USA Digital agreed to loan Renegade cash and up to 80,000 shares of USA Digital stock so that Renegade could purchase all the issued and outstanding stock of Syncom. As of June 30, 1999, the total amount of cash distributed under this agreement was $8,131.56 and the total stock distributed was 55,000 shares. Under the terms of the agreement USA Digital is holding the Syncom stock as collateral for the loan.

          Additionally, USA Digital has been approved by the U.S. Bankruptcy Court to advance up to $40,000 to Syncom which will receive priority treatment. To date, USA Digital has advanced approximately $24,370 under this order.
Through the operation of its Siemen's DCO switch and/or with its BellSouth reseller agreements, the Company possesses the ability to reduce Gator.net's monthly telephone circuit expenses by nearly 70%, and thus make Gator.net profitable at its current operating levels. Syncom has recently submitted a plan of reorganization to the Bankruptcy Court. If this plan of reorganization is accepted by the Bankrupty Court, the Company may elect to purchase 100% of Syncom.

         On July 9, 1999, the Company completed the acquisition of DSA Computers, Inc., a Sunrise, Florida based computer and network integrator. DSA will operate as a wholly-owned subsidiary of the Company. In 1998 DSA generated more than $1.3 million in revenues with gross profit margins of approximately 25%. The purchase price of the acquisition was 40,000 shares of the Company's Class B Convertible Preferred Stock, Series 2. The fair market value of the net assets acquired was $74,432.

         On August 5, 1999 the Company completed its acquisition of Telephone Engineering and Maintenance, Inc. (TEAM), a Tampa, Florida based telephone interconnect company that has been in business since 1986. TEAM will operate as a wholly-owned subsidiary of the Company. During its 1998 fiscal year, TEAM generated nearly $800,000 in operating revenues with gross profit margins in excess of 56%. The purchase price of the acquisition is 50,000 shares of the Company's Class B Convertible Preferred Stock, Series 1. The fair market value of the net assets acquired was $52,444.


         Both DSA Computers, Inc. and TEAM, Inc. are operating at profitable levels and only require the addition of a minimal amount of operating capital for expansion of existing operations. Additionally, it is the Company's intention to continue with its acquisition program, but it only intends to acquire companies that are operating profitably or at a break even level so that substantial cash infusions are not needed to assimilate the acquiree into the Company's business plan. It is the Company's intent to continue to make acquisitions during the next 12 months in exchange solely for its stock and/or debt, and it is not anticipated that these acquisitions will require a significant cash investment on the part of the Company. However, the Company will require working capital over the next 12 months to continue to build and operating its network infrastructure and for organizational expenses. To that end, the Company is currently undertaking to raise $1 million in equity financing, and is negotiating various loans to satisfy its short term needs. Although the Company has signed a capital lease for its switching equipment, no payments are due under the contract until 90 days after the equipment has become operational. The Company does not envision making the equipment operational until the working capital needs of the Company have been satisfied.

STATEMENT OF OPERATIONS

         The Company did not generate any revenues for the fiscal year ended March 31, 1999 or the three months ended June 30, 1999, as it was in the process of establishing the necessary infrastructure that will enable it to meet its acquisition goals over the next 24 months. During the periods ended March 31, 1999, the Company incurred $556,017 in expenses of which $437,913 was non-cash expenses relating to the issuance of common stock and common stock options issued to consultants. During the three months ended June 30, 1999, the Company incurred $208,708 in expenses of which $48,359 relates to common stock options previously issued to consultants. The Company sustained a net loss of $0.51 and $0.08 per share, respectively, for the periods.

         As of the date of this Registration Statement, the Company is receiving revenues from DSA and TEAM.

CASH FLOW ACTIVITY




         During the periods ended March 31, 1999, the Company received proceeds of $144,500 from the sale of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. During the three months ended June 30, 1999, the Company received proceeds of $75,000 from a loan and refunded $2,500 of common stock. The net result to the Company for the periods including activities relating to operations and investing activities was an increase in its cash position of $65,003 for the period ended March 31, 1999 and a decrease in its cash position of $61,327 for the period ended June 30, 1999.




LIQUIDITY AND CAPITAL RESOURCES




         The Company's strategy is to acquire established Internet service providers, computer/network integrators, telephone interconnect companies, and switchless resellers mostly in exchange for stock in USA Digital. As such, the Company does not anticipate requiring large sums of money to consummate its anticipated acquisitions. However, the Company does anticipate incurring expenses relating to the completion of future acquisitions, required deposits, and switching activities. As of March 31, 1999 and June 30, 1999, the Company had a working capital deficiency of $2,841 and $266,932, respectively. In order to fund its working capital needs, the Company is currently undertaking to raise an additional $1 million in capital. As of the date of this Registration Statement, $382,000 has been raised in the private placement. The Company believes that funds raised in the private placement together with operating revenues will be sufficent to fund its working capital needs for the next twelve months.




SUBSIDIARIES

         The following sections discuss the financial condition and results of operations of the Company's wholly owned subsidiaries, DSA Computers, Inc. and TEAM, Inc. This information is included because the Company regards these subsidiaries as significant component of its business. Because the subsidiaries were not acquired until after June 30, 1999, the financial information regarding the subsidiaries is not included in the Company's financial statements for the periods ended March 31, 1999 and June 30, 1999. The reader should note that the fiscal year for DSA Computers, Inc. and TEAM, Inc. ends on December 31, of each year while the fiscal year for the Company ends on March 31 of each year.


         The summary information presented below for DSA Computers, Inc., and TEAM, Inc., at or for the year ended December 31, 1998 and at and for the three and six months ended June 30, 1999 are derived from the unaudited financial statements of DSA Computers, Inc. and TEAM, Inc., respectively. In our opinion, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations for the unaudited periods presented have been included. The results of operations and other data presented at and for the three and six months ended June 30, 1999 do not necessarily indicate the results that may be expected for the year ended December 31, 1999.

                               DSA COMPUTERS, INC.
                                  BALANCE SHEET
                                   (UNAUDITED)
                                DECEMBER 31, 1998



                               A S S E T S

CURRENT ASSETTS
   Cash                                                $ 29,630.31
   Accounts Receivable                                 $ 58,186.37
   Inventory                                           $  7,900.00
                                                       -----------
          TOTAL CURRENT ASSETS                                       $ 95,716.68
FIXED ASSETS
   Property & Equipment, net                           $ 28,754.67
OTHER ASSETS:
   Deposits                                            $  3,062.50
                                                       -----------
          TOTAL OTHER ASSETS                                         $ 31,817.17
TOTAL ASSETS                                                         $127,533.85

                    L I A B I L I T I E S  &  E Q U I T Y

CURRENT LIABILITIES
   Accounts Payable                                    $ 21,553.15
   Payroll Taxes Payable                               $  3,814.71
   Notes Payable                                       $ 44,266.38
                                                       -----------
          TOTAL CURRENT LIABILITIES                                  $ 69,634.24

LONG-TERM LIABILITIES
   Notes Payable                                       $ 19,194.70
                                                       -----------

          TOTAL LIABILITIES                                          $ 88,828.94

STOCKHOLDERS' EQUITY
   Common Stock                                        $  1,000.00
   Distributions                                       $(46,771.63)
   Retained Earnings                                   $ 41,913.34
   Current Earnings                                    $ 42,563.20
                                                       -----------
      STOCKHOLDERS' EQUITY                                           $ 38,704.91

TOTAL LIABILITIES & EQUITY                                           $127,533.85

                               DSA COMPUTER, INC.
                                INCOME STATEMENT
                                  (UNAUDITED)
                               FOR THE YEAR ENDED
                               DECEMBER 31, 1998


                                                                        FOUR
                                                                      QUARTERS
                                                                     -----------
TOTAL REVENUE                                                        $ 1,173,605

TOTAL COST OF SALES                                                  $   855,440
                                                                     -----------

               GROSS PROFIT                                          $   318,165


   TOTAL OPERATING EXPENSES                                          $   275,602
                                                                     -----------

          OPERATING INCOME                                           $    42,563
                                                                     -----------

          NET INCOME (LOSS)                                          $    42,563
                                                                     -----------

                               DSA COMPUTER, INC.
                                  BALANCE SHEET
                                   (UNAUDITED)
                                  JUNE 30, 1998



                                         A S S E T S


CURRENT ASSETS
   Cash Bank Operating                                               $ 10,759.01
   Accounts Receivable                                               $ 88,486.36
   Inventory                                                         $ 59,600.00
          TOTAL CURRENT ASSETS                                                     $158,845.37


FIXED ASSETS
   Property and equipment, net                                       $ 23,764.99
OTHER ASSETS:
   Deposits                                                          $  3,062.50
                                                                     -----------
          TOTAL OTHER ASSETS                                                       $ 26,827.49

TOTAL ASSETS                                                                       $185,672.86


                            L I A B I L I T I E S  &   E Q U I T Y

CURRENT LIABILITIES
   Accounts Payable                                                  $ 44,016.29
   Payroll Taxes Payable                                             $  3,626.34
   Notes Payable                                                     $ 44,404.35
                                                                     -----------
          TOTAL CURRENT LIABILITIES                                               $ 92,046.98

LONG-TERM LIABILITIES
   Notes Payable                                                     $ 19,194.70
                                                                     -----------

          TOTAL LIABILITIES                                                       $111,241.68

STOCKHOLDERS' EQUITY
   Common Stock                                                      $  1,000.00
   Distributions                                                     $(30,802.18)
   Retained Earnings                                                 $ 33,650.73
   Current Earnings                                                  $ 70,582.63
                                                                     -----------
      STOCKHOLDERS' EQUITY                                                        $ 74,431.18

TOTAL LIABILITIES & EQUITY                                                        $185,672.86

                              DSA COMPUTERS, INC.
                                INCOME STATEMENT
                                  (UNAUDITED)
                                 FOR THE PERIOD
                              ENDED JUNE 30, 1999



                                                      CURRENT                TWO
                                                       PERIOD              QUARTERS
                                                       ------              --------
TOTAL REVENUE                                         $ 375,376            $ 698,174
TOTAL COST OF SALES                                   $ 240,045            $ 497,433
                                                      ---------            ---------
               GROSS PROFIT                           $ 135,331            $ 200,741
   TOTAL OPERATING EXPENSES                           $  67,894            $ 130,158
                                                      ---------            ---------
OPERATING INCOME                                      $  67,437            $  70,583
                                                      ---------            ---------
          NET INCOME (LOSS)                           $  67,437            $  70,583
                                                      ---------            ---------

DSA COMPUTERS

         In fiscal 1998 Gross Sales increased to $1,288,023 from $1,104,766 in fiscal 1997, an increase of nearly 17%. Gross Sales Net of Returns and Allowances increased to $1,173,605 in 1998 as compared to $996,360 in the previous year, an increase of 17%. The Cost of Goods Sold was $855,440 in 1998 as compared to $725,949 in 1997. The Cost of Goods Sold in both years is approximately 73% of Gross Income. Gross Profit in 1998 was $316,782 as compared to $270,411 in 1997, and the Gross Profit Margin equaled 27% in both years. In 1998 Operating Expenses were $275,602 as compared to $234,893 in 1997. This increase in Operating Expenses can be attributed mostly to an increase in wages paid which had a direct impact on the 17% increase in Gross Sales. In both years, Operating Expenses comprised approximately 23.5% of gross income. Net Income before tax effects in 1998 was $42,563, which was almost 20% higher than the Net Income of $35,518 of 1997.

         For the six-month period ended June 30, 1999 Gross Sales were $720,538. There are no figures available for the corresponding period of 1998. Gross Sales Net of Returns was $698,174. The Cost of Goods Sold was $497,433 or 71.25% of Gross Sales Net of Returns. The Gross Profit for the period was $200,741. The Gross Profit Margin was 28.75%. Operating Expenses were $130,158 or 18.64% of Gross Sales Net of Returns. Net Income before tax effects for the period was $70,583 or 10.11% of Gross Sales Net of Returns.


TEAM, INC.

                                   TEAM, INC.
                                 BALANCE SHEET
                                  (UNAUDITED)
                           YEAR END DECEMBER 31, 1998


                                        ASSETS

CURRENT ASSETS
   Cash in Bank                                              19,018
   Due From Employees                                         8,908
                                                            -------
     TOTAL CURRENT ASSETS                                                  27,926

FIXED ASSETS
   Property and equipment, net                              $23,954
                                                            -------

OTHER ASSETS
   Deposits                                                   1,000
                                                            -------

       TOTAL ASSETS                                                      $ 52,880


                                         LIABILITIES AND EQUITY

CURRENT LIABILITIES
          TOTAL CURRENT LIABILITIES                        $     --       $    --

LONG TERM LIABILITIES
   Equity
      Common Stock                                         $    100
      Retained Earnings                                    $ 34,440
      Dividends                                            $(10,550)
      Current Income (Loss)                                $ 28,890
                                                            -------
        TOTAL EQUITY                                                     $ 52,880

          TOTAL LIABILITIES & EQUITY                                     $ 52,880

                                   TEAM, INC.
                                INCOME STATEMENT
                                  (UNAUDITED)
                               DECEMBER 31, 1998


                                          12 MONTHS ENDED
                                             31-DEC-98
                                             ---------

TOTAL REVENUE
                                              $786,837
                                              --------
TOTAL COST OF SALES                           $339,823
                                              --------
               GROSS PROFIT                   $447,014
                                              --------
   TOTAL OPERATING EXPENSES                   $418,124
                                              --------
OPERATING INCOME                              $ 28,890
                                              --------
          NET INCOME (LOSS)                   $ 28,890
                                              --------

                                   TEAM, INC.
                                 BALANCE SHEET
                                  (UNAUDITED)
                                 JUNE 30, 1999


                                        ASSETS

CURRENT ASSETS
   Cash in Bank                                               89,584
   Cash Account-Manufacture                                   15,933
   Due From Employees                                          9,573
                                                           ---------
     TOTAL CURRENT ASSETS                                               $ 115,090

FIXED ASSETS
   Property and equipment, net                             $  25,938
                                                           ---------

Other Assets
   Deposits                                                    1,000
                                                           ---------

       TOTAL ASSETS                                                     $ 142,028


                                         LIABILITIES AND EQUITY

CURRENT LIABILITIES
   Greatstone Note Payable                                 $  89,584
                                                           ---------
          TOTAL CURRENT LIABILITIES                                     $  89,584

LONG TERM LIABILITIES
   EQUITY
      Common Stock                                         $     100
      Retained Earnings                                    $  52,779
      Dividends                                            $  (4,000)
      Current Income (Loss)                                $   3,565
                                                           ---------

        TOTAL EQUITY                                                    $  52,444

          TOTAL LIABILITIES & EQUITY                                    $ 142,028

                                   TEAM, INC.
                                INCOME STATEMENT
                                  (UNAUDITED)
                              FOR THE PERIOD ENDED
                                 JUNE 30, 1999

                                                       6 MONTHS ENDED
                                                        JUN. 30, 1999
                                                           --------
TOTAL REVENUE                                              $724,218
                                                           --------

TOTAL COST OF SALES                                        $410,574
                                                           --------

               GROSS PROFIT                                $313,644
                                                           --------
   TOTAL OPERATING EXPENSES                                $310,079
                                                           --------

          OPERATING INCOME                                 $  3,565
                                                           --------

          NET INCOME (LOSS)                                $  3,565
                                                           --------

         In fiscal 1998 Total Revenues increased to $786,837 from $707,880 in fiscal 1997, an increase of 11%. Cost of Goods Sold increased to $339,823 in 1998 as compared to $287,562 in 1997, an increase of 18%. Gross Profit increased in 1998 to $447,014 or 6% from $420,318 in the previous year. However, Gross Profit Margins decreased slightly from 59% in 1997 to 57% in 1998. This negligible decrease can be attributed to the slight increase in Cost of Goods Sold that was not passed on to the consumer. Total Expenses in 1998 increased 4% to $418,124 from $400,283 in 1997. The majority of this increase can be attributed to an increase in Officer's Salaries. Net Income before tax effects in 1998 was $28,890 or 3.67% of Total Revenues as compared to $20,035 and 2.8% of Total Revenues in fiscal 1997.

         For the six months ended June 30, 1999 Total Revenues were $724,218. Results for the corresponding 6 month period of 1998 are not available. Cost of Goods Sold was $410,574 or 56.69% of Total Revenue. Gross Profit was $313,644 or 43.31% of Total Revenue. The Gross Profit Margin for the period was lower than normal because of the sale of some goods at margins below standard rates. For the six-month period of 1999. Total Operating Expenses were $310,079 or 42.82% of Total. Net income before tax effects in the six-month period of 1999 was $3,565 or 0.49% of Total Revenues.



IMPACT OF NEW ACCOUNTING STANDARDS

         The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components, and is effective for fiscal years beginning after December 15, 1997. Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers, and its effective for financial statements for periods beginning after December 15, 1997. Statement No. 132, "Employers' Disclosure About Pensions and Other Postretirement Benefits" revises employers' disclosure requirements about pension and other postretirement benefit plans and in effective for fiscal years beginning after December 15, 1997. Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 1999. The Company believes that its adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

YEAR 2000 ISSUE

         The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         The Company uses standard off the shelf accounting software package for all of its accounting requirements. Management has contacted the software vendor and determined that the accounting software is Microsoft based and management continually monitors the Year 2000 status of such software. Management has verified Year 2000 status with is primary vendors, including Siemens, as it relates to its telephone switches, and has not identified any Year 2000 issues with those vendors. Costs of investigating internal and external Year 2000 compliance issues have not been material to date. As a result, management believes that the effect of investigating and resolving Year 2000 compliance issues on the Company will not have a material effect on the Company's future financial position or results of operations.

         In addition to the effect of Year 2000 issues on the Company's accounting and management systems, year 2000 issues may effect the Company's products and programs as they are primarily computer related. The Company's products have been developed and tested with regard to year 2000 compliance. All products were deemed to be Year 2000 compliant. The costs of such development and testing and validating were minimal and absorbed as part of the Company's normal quality control procedures.

         The Company has funded its Y2K plan from available cash and has not separately accounted for these costs in the past. To date, these costs have not been material. Any additional costs that may be incurred are not anticipated to be material. The Company may experience material problems and costs with Y2K compliance that could adversely affect its business, results of operations and financial condition.

         The Company has not yet fully developed a contingency plan to address situations that may result if it is unable to achieve Y2K readiness of its critical operations. Finally, the Company is also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Y2K compliance failures and related service interruptions.

ITEM 3. DESCRIPTION OF PROPERTY


          The following table sets forth certain information at August 20, 1999 regarding the Company's office facilities, which are leased by the Company and certain other information relating to its property at that date.



                                            ANNUAL RENT             LEASE EXPIRES           SQUARE FOOTAGE
                                            -----------             -------------           --------------

6702 Benjamin Road, Suite 300
Tampa, FL 33634                               $66,000             December 31, 1999             2,400

10001 N.W. 50th Street, Suite 105
Sunrise, Florida 33351                        $30,000             November 30, 1999             3,400


         At June 30, 1999, the net book value of the Company's computer equipment and other furniture, fixtures and equipment at its existing offices totaled $752,873. For more information, see Note 2 of the Notes to Consolidated Financial Statements.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table shows the number of shares of the Companys Common Stock beneficially owned by each person known to be the beneficial owner of 5% of the companys common stock, each director and executive officer, and all directors and executive officers of the Company as a group, as of August 20, 1999. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of Common Stock listed next to their name.


                                                           AMOUNT AND NATURE            PERCENT OF
                                                             OF BENEFICIAL              COMMON STOCK
             NAME                         POSITION            OWNERSHIP(1)             OUTSTANDING(2)
-------------------------------       ---------------       -----------------        --------------------
Bell  Entertainment, Inc. 6100        Consultant                270,500(3)                   9.4%
Glades Road, Suite 314
Boca Raton, FL 33434

John D. Brasher, Jr.
90 Madison Street, Suite 70
Denver, CO 80206                      Shareholder               220,000                      7.9%

Dunn Capital Corp.
400 Hampton View Court
Alpharetta, GA 30004                  Consultant                843,000(4)                  27.6%

J.R. Nelson
6521 W. Calhoun  Place
Littleton,  CO  80123                 Shareholder               247,500                      8.8%



Mark  D.  Cobb                        Director, President and
                                      Chief Executive Officer   850,000(5)                  27.9%

Donald E. Darden                      Director                   45,000                      1.6%

Peter J. Lyons                        Director                   50,000                      1.8%

Kenneth D. Allen                      Vice President             50,000                      1.4%

H. Ralph Cole                         President (T.E.A.M.)            -(6)                      *

David Seal                            President (DSA
                                      Computers)                      -(7)                      *

All directors and executive officers
as a group (6 persons)                                            9,450                     31.0%


---------------------
*  Less than one  percent of  outstanding Common  Stock.

(1) All persons shown in the above table have sole voting and investment power, except as otherwise indicated.
(2) Percentages with respect to each person or group of persons have been calculated on the basis of 2,802,000 shares of Common Stock, the total number of shares of the Company's common stock outstanding as of August 20, 1999, plus the number of shares of Common Stock which such person or group has the right to acquire within 60 days after August 20, 1999.

(3) Includes options to purchase 62,500 shares of the Companys Common Stock at $1.00 per share. Does not include options to purchase 187,500 shares of the Companys Common Stock at prices ranging from $1.00 per share to $3.00 per share. Bell Entertainment, Inc. is owned by Elliot L. Bellen.
(4) Includes options to purchase 250,000 shares of the Companys Common Stock at $1.00 per share. Does not include options to purchase 500,000 shares of the Companys Common Stock at prices ranging from $1.50 per share to $3.00 per share. Dunn Capital Corporation is owned and controlled by Rose Strohmeyer Bosso and William J. Bosso.

(5) Includes options to purchase 250,000 shares of the Companys Common Stock at $1.00 per share. Does not include options to purchase 500,000 shares of the Companys Common Stock at prices ranging from $1.50 per share to $3.00 per share.
(6) Does not include: 50,000 shares of voting Class B Convertible Preferred Stock, Series 1 with each convertible into five shares of the Companys Common Stock beginning on August 5, 2000.
(7) Does not include 40,000 shares of voting Class B Convertible Preferred Stock, Series 2 with each share convertible into five shares of the Companys Common Stock beginning on July 12, 2000. All shares of Class B Convertible Preferred Stock have a liquidation value of $4.00 per share and are subject to cash redemption at the liquidation value at the election of either the Company or the holder beginning three years from the date of issuance upon thirty days written demand for redemption by
       either   party.

ITEM  5. DIRECTORS   AND   EXECUTIVE   OFFICERS   OF   THE REGISTRANT

DIRECTORS

          Mark D. Cobb, age 50, has been the President and Chief Executive Officer of the Company since its inception. Mr. Cobb, has more than 20 years of telecommunications experience. From 1996-1998 he was employed as Chief Operating Officer by TSC, a full service facility based carrier, located in Tampa, Florida. Under Mr. Cobbs leadership TSC grew from billing $100,000 monthly to $2.5 million a month in just a 12-month period. Prior to that he was Vice President Sales & Marketing for Phone One, Inc. which was acquired by Intermedia Communications, Inc. in December of 1994, where he pioneered a wholesale division and generated more than $23 million in contracts in less than six month. Mr. Cobb has also held management positions with AT&T, ITT, ATC/Microtel, Southern Bell and Metromedia. In addition to his successful career in the telecommunications industry, Mr. Cobb enjoyed a distinguished career as a U.S. Army officer and helicopter pilot, flying 2,000 hours of combat time in Vietnam. Mr. Cobb left active duty as a Captain at the age of 23 having earned the following military awards: Distinguished Flying Cross, Bronze Star, 38 Air Medals, Air Medal with Combat V for Valor, Navy Commendation Medal with Combat V, Vietnamese Cross of Gallantry/Bronze Star, Army Commendation Medal, Good Conduct Ribbon and National Defense Ribbon.

          Donald E. Darden, age 53, has been a director of the Company since its inception. From 1973 to present, Mr. Darden has run an architectural firm.

          Peter J. Lyons, age 54, has been a director of the Company since July 1, 1999. Mr. Lyons has more than 35 years of telecommunications experience, and is currently an independent telecommunications consultant. From 1998-June 1, 1999 Mr. Lyons was the President & General Manager of the Broad Band Carrier Division of Siemens ICN. From 1996-1998 he was Vice-President of DCO & AIN Business Units for Siemens Telecom Networks, where he was credited with bringing in $31 million net profit from previously abandoned Narrowband Switching Product. From 1988-1996 Mr. Lyons was Director of OCC/CAP Sales at Siemens Stromberg-Carlson.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

          Kenneth D. Allen, age 43, has served as Vice President of Switch Operations of the Company since its inception. Mr. Allen has more than 21 years of managerial experience in the telecommunications industry with an emphasis on operations, MIS and technical support. From 1996-1998 he was Vice President of Operations/Business Development at Melbourne International Communications Ltd., Melbourne, Florida where his duties included responsibility for all operations including MIS, Switching, Network Management, Technical and Customer Service. Prior to that Mr. Allen was employed at Ameritech Communications, Inc., Rosemont, Illinois as a Director of Product Marketing Manager where he designed and managed a network that handled a $75 million customer base. Additionally, Mr. Allen has held managerial positions with Phonetel Technologies, Inc., LCI International and MCI Communications. Mr. Allen has the following certifications: DSC 400/600 switch, SS7 signaling, DMS-250 switch, DCO Siemens switch, SAT 565 1.8 and 2.4, FiberOptic Transmission Systems.

          H. Ralph Cole, age 54, has served as the President of T.E.A.M., Inc. since 1986. Mr. Cole formed T.E.A.M. in 1986 a premier interconnect company servicing Tampa, florida and its outlying areas. From 1984-1986 Mr. Cole was an executive for Telplus, a large nationwide interconnect company located in Tampa. From 1974-1984 Mr. Cole functioned as a top consultant to United Technologies. Prior to joining United Technologies, Mr. Cole was employed by GTE for more than 4 years designing land and microwave transmission systems.

          David Seal, age 43, has served as President DSA Computers, Inc. since 1991. In 1991 Mr. Seal formed DSA Computers, Inc., a full service hardware and network sales and service company. Eight years later DSA services all of Florida, as well as some parts of the Caribbean.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth the cash compensation paid by the Company for services rendered in all capacities during the three months ended March 31, 1999 to the President and Chief Executive Officer of Company. No other executive officer of the Company had annual salary and bonus during the three months ended March 31, 1999 aggregating in excess of $100,000.

                           SUMMARY COMPENSATION TABLE


                                                                                              LONG TERM COMPENSATION
                                                                                    ----------------------------------------
                                                 ANNUAL COMPENSATION(1)             AWARDS   PAYOUTS
                                         ----------------------------------------   ------   -------
(A)                                      (B)    (C)        (D)           (E)           (G)       (H)              (I)
                                                                       OTHER
                                                                       ANNUAL                   LTIP
                                                SALARY                COMPENSATION   OPTIONS   PAYOUTS         ALL OTHER
NAME AND PRINCIPAL POSITIONS             YEAR     ($)      BONUS($)     ($)(1)       (#)(2)     ($)        COMPENSATION($)(3)
---------------------------------------- ----   ------     --------   ------------   -------   -------     ------------------
Mark D. Cobb
President and Chief Executive Officer... 1999   $108,000     $  --         --        750,000      --            --

-----------------
(1) For fiscal year 1999, there were no: (a) perquisites with an aggregate value for any named individual in excess of the lesser of $50,000 or 10% of the total of the individual's salary and bonus for the year;
          (b) payments of above-market preferential earnings on deferred compensation; (c) payments of earnings with respect to long-term incentive plans prior to settlement or maturation; (d) tax payment reimbursements; or (e) preferential discounts on stock.
(2) Includes 750,000 shares of Common Stock subject to options granted to Mr. Cobb pursuant to the employment agreement between the Company and Mr. Cobb dated January 5, 1999. The options granted under the employment agreement are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code, as amended (the "Code") to the maximum extent possible, and any options that do not qualify will constitute non-qualified stock options. Of these options, 125,000 became exercisable on January 5, 1999 with the remaining options becoming exercisable at annual increments beginning on January 15, 1999 to January 15, 2002 at varying exercise prices ranging from $1.50 per share to $3.00 per share. Such options generally remain exercisable until the tenth anniversary of the grant date. In the case of a change in control, as defined in the Stock Option Plan, all options granted become immediately exercisable.
(3) Includes (i) the dollar value of premiums, if any, paid by the Company with respect to term life insurance (other than group term insurance coverage under a plan available to substantially all salaried employees) for the benefit of the executive officer.


          CERTAIN EMPLOYEE BENEFIT PLANS AND EMPLOYMENT AGREEMENTS



                Employment Agreement. On January 5, 1999 the Company entered into an employment agreement with its President. The effective date of this agreement is November 10, 1998. The agreement is for a period of five years at which time it can be renewed by mutual agreement of both parties. The agreement may be terminated at any time by the mutual written agreement of the parties. The consideration is $96,000 annually paid at regular payroll periods. As additional compensation, the Company is issuing a total of 750,000 options vesting and becoming exercisable at annual intervals ranging from January 5, 1999 to January 15, 2002 at varying exercise prices ranging from $1.00 per share to $3.00 per share. All options expire five years following their initial vesting date.

          Consulting Agreements. On January 5, 1999, effective November 10, 1998, the Company entered into a five year consulting agreement with Dunn Capital Corporation whereby the Company will be provided with advice with regard to corporate finance, evaluations of business partners, mergers and acquisitions and such other matters as requested. This agreement may be extended by mutual written agreement of the parties. As consideration for the services provided, the Company issued 150,000 shares of the Company's common stock as a signing bonus. The Company pays a monthly fee of $8,000 in semi-monthly installments. As additional compensation, the Company issued a total of 750,000 options, exercisable at annual intervals ranging from January 5, 1999 to February 15, 2002 at varying exercise prices from $1.00 to $3.00. The Company also agreed to pay the organization a 2% finders fee, payable in cash or stock at the Company's election, on the total value of any acquisition, merger, reverse-merger and/or equity or debt financing introduced to the Company, excluding Orlando Digital Telephone and Blazoon Systems, Incorporate. In addition, the Company shall provide the organization with a monthly unaccounted for expense allowance of $2,500.

          On January 5, 1999, effective November 10, 1998, the Company entered into a two year consulting agreement with Bell Entertainment, Inc. whereby the Company will be provided with advice with regard to corporate finance, evaluations of business partners, mergers and acquisitions and such other matters as requested. This agreement may be extended by mutual written agreement of the parties. As consideration for the services provided the Company shall pay a monthly fee of $5,000, plus $200/hour for any time in excess of 50 hours in any calendar month. As additional compensation, the Company issued a total of 437,500 options, exercisable at annual intervals ranging from January 5, 1999 to February 15, 2002 at varying exercise prices between $1.00 to $3.00.

          1998 Compensatory Stock Option Plan. The Stock Option Plan ("Stock Option Plan") has been adopted by the Board of Directors of the Company and approved by the Company's stockholders. The purpose of the Stock Option Plan is to promote the growth of the Company and its affiliates by linking the incentive compensation of officers, key executives and directors with the profitability of the Company. The Stock Option Plan is not subject to ERISA and is not a tax-qualified plan. The Company has reserved an aggregate of 1,500,000 shares of Common Stock for issuance upon the exercise of stock options granted under the Plan.

          The Stock Option Plan is administered by the members of the Board's Compensation Committee who are disinterested directors ("Option Committee"). The Stock Option Plan does not provide for the grant of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and provides only for the grant of non-qualified stock options to purchase Common Stock of the Company ("Options") to eligible employees. The Option Committee has discretion under the Stock Option Plan to establish certain material terms of the Options granted to officers and employees provided such grants are made in accordance with the Plan's requirements.

          All costs of the Stock Option Plan are borne by the Company. The Company has reserved the right to amend or terminate the Plan, in whole or in part, subject to the requirements of all applicable laws.

         The following table summarizes the grants that were made to the Named Executive Officer during fiscal 1999.

                      OPTION/SAR GRANTS IN FISCAL YEAR 1999



                                                                       INDIVIDUAL GRANTS
                                         -------------------------------------------------------------------------
                                          NUMBER OF          PERCENT OF
                                          SECURITIES          TOTAL
                                          UNDERLYING        OPTIONS/SARS
                                         OPTIONS/SARS        GRANTED IN           EXERCISE OR
                                           GRANTED           FISCAL YEAR           BASE PRICE          EXPIRATION
NAME                                       (#)(1)             (%)              ($ PER SHARE)(2)           DATE
----                                     -------------  -------------------  ---------------------    ------------
Mark D. Cobb
President and Chief Executive Officer        750,000            40.0                2.17                1/15/2007





--------------
(1) The options granted under the employment agreement are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code, as amended (the "Code") to the maximum extent possible, and any options that do not qualify will constitute non-qualified stock options. Of these options, 125,000 became exercisable on January 5, 1999 with the remaining options becoming exercisable at annual increments beginning on January 15, 1999 to January 15, 2002 at varying exercise prices ranging from $1.50 per share to $3.00 per share. Such options generally remain exercisable until the fifth anniversary of the vesting date. In the case of a change in control, as defined in the Stock Option Plan, all options granted become immediately exercisable.
(2) Represents the weighted-average exercise price of options granted. Actual exercise prices range from $1.00 per share to $3.00 per share.



          The options granted by the Company to date have not been granted pursuant to the compensatory stock option plan. Because no market for the Company's common stock existed or the date of the grant, the exercise price of the options was determined by negotiations between the Company and the grantee. The Company believes that the exercise price of the options is greater than the market value of the stock on the date of the grant.



          1998 Employee Stock Compensation Plan. The 1998 Employee Stock Compensation Plan (the "Compensation Plan") is intended to further the growth of the Company and its affiliates by supporting and increasing the Company's ability to attract, retain and compensate officers and key employees of the Company. The Compensation Plan is not subject to ERISA and is not a tax-qualified plan. The Company has reserved 1,000,000 shares of Common Stock for issuance under the Compensation Plan.

         The Compensation Committee of the Board of Directors ("Committee") will be responsible for the administration of the Compensation Plan and will have sole power to award Common Stock under the Compensation Plan. Subject to the express provisions of the Compensation Plan, the Committee shall have full authority and sole and absolute discretion to interpret the Compensation Plan, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations which it believes to be necessary or advisable in administering this Plan. The determination of those eligible to receive an award shall rest in the sole discretion of the Committee, subject to the provisions of the Compensation Plan. Awards may be made as compensation for services rendered, directly or in lieu of other compensation payable, as a bonus in recognition of past service or performance or may be sold to an employee as herein provided.

         The following table provides the value for "in-the-money" options, which represent the positive spread between the exercise price of any such existing stock options and the fiscal year-end price of the Common Stock, which was $3.25 per share. The first installment of options became exercisable on January 5, 1999. The Named Executive Officer did not exercise any vested options during the fiscal year ended March 31, 1999.

     AGGREGATED OPTIONS IN 1999 FISCAL YEAR AND 1999 FISCAL YEAR END OPTIONS


                                                NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED                   IN-THE-MONEY
                                               OPTIONS/SARS AT FISCAL              OPTIONS/SARS AT FISCAL
                                                    YEAR-END                             YEAR-END(1)
                                                       (#)                                   ($)
NAME                                          EXERCISABLE/UNEXERCISABLE            EXERCISABLE/UNEXERCISABLE
----                                          -------------------------            -------------------------
Mark D. Cobb
President and Chief Executive Officer......       250,000 / 500,000                    500,000 / 312,500


---------------------

(1) The closing price per share of Common Stock on March 31, 1999 was $3.25, and options have exercise prices ranging from $1.00 to $3.00 per share, which equals spreads of $2.25 per share to $0.25 per share.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



         On January 5, 1999, effective November 10, 1998, the Company entered into a five year consulting agreement with Dunn Capital Corporation, beneficial owner of approximately 27.6% of the Company's common stock, whereby the Company will be provided with advice with regard to corporate finance, evaluations of business partners, mergers and acquisitions and such other matters as requested. This agreement may be extended by mutual written agreement of the parties. As consideration for the services provided, the Company issued 150,000 shares of the Company's common stock as a signing bonus. The Company pays a monthly fee of $8,000 in semi-monthly installments. As additional compensation, the Company issued a total of 750,000 options, exercisable at annual intervals ranging from January 5, 1999 to February 15, 2002 at varying exercise prices from $1.00 to $3.00. The Company also agreed to pay the organization a 2% finders fee, payable in cash or stock at the Company's election, on the total value of any acquisition, merger, reverse-merger and/or equity or debt financing introduced to the Company, excluding Orlando Digital Telephone and Blazoon Systems, Incorporate. In addition, the Company shall provide the organization with a monthly unaccounted for expense allowance of $2,500.

         On January 5, 1999, effective November 10, 1998, the Company entered into a two year consulting agreement with Bell Entertainment, Inc., beneficial owner of approximately 9.4% of the Company's common stock, whereby the Company will be provided with advice with regard to corporate finance, evaluations of business partners, mergers and acquisitions and such other matters as requested. This agreement may be extended by mutual written agreement of the parties. As consideration for the services provided the Company shall pay a monthly fee of $5,000, plus $200/hour for any time in excess of 50 hours in any calendar month. As additional compensation, the Company issued a total of 437,500 options, exercisable at annual intervals ranging from January 5, 1999 to February 15, 2002 at varying exercise prices between $1.00 to $3.00.

         On March 22, 1999 and August 18, 1999, respectively, the Company issued 25,000 shares of common stock and 25,000 shares of common stock, respectively, to Bell Entertainment, Inc. at $1.00 per share in connection with private placements of the Company's common stock pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended. Bell Entertainment paid for the shares by converting accrued, but unpaid consulting fees to equity in the Company.


                                     PART II

ITEM 1.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The Company's common stock is traded on the OTC Electronic Bulletin Board under the symbol "UDIG." The table below shows the high and low sales price during the periods indicated. The Company's common stock began trading on March 26, 1999. At March 31, 1999, the last trading date in the Company's fiscal year, the Company's common stock closed at $3.25. At August 20, 1999, there were 2,802,000 shares of the Company's common stock outstanding, which were held of record by approximately 49 stockholders, not including persons or entities who hold the stock in nominee or "street" name through various brokerage firms.

                                   PRICE RANGE
                                                       ------------------
                   QUARTER ENDED                        HIGH        LOW
--------------------------------------------------     ------    --------
Fiscal year ended March 31, 1999:
  Fourth Quarter ended March 31, 1999(1)..........     $ 3.50    $ 3.000
Fiscal year ended March 31, 2000:
  First Quarter ended June 30, 1999(1)............     $ 6.50    $ 3.000
  Second Quarter ended September 30, 1999(2)......     $ 4.75    $ 0.875

-----------------
(1) Fourth  quarter  data is for the period of March 26, 1999 to March 31, 1999.
(2) Second quarter data is for the period of July 1, 1999 to September 14, 1999.

          The Company did not pay dividends in fiscal year 1999 and does not intend to do so for the foreseeable future. The Board of Directors considers paying dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions and other factors.

ITEM 2.  LEGAL PROCEEDINGS


         On February 2, 1999 Diverse Capital Corporation ("Diverse") acquired Orlando Digital Telephone Corporation ("ODT") in exchange for 325,000 shares of Diverse common stock and 625,000 shares of Diverse Convertible Preferred A Stock. The 625,000 shares of Preferred A Stock were never issued. The 325,000 shares of common stock were issued to ODT shareholders. Diverse reserved the right at the time of the closing to obtain an appraisal substantiating that the approximate value of ODT was $2.8 million. Subsequently, USA Digital, Inc., the successor to Diverse, obtained an appraisal which did not substantiate such value, and, on May 14, 1999, in the Circuit Court in and for Hillsborough county, Florida, filed a complaint against ODT and its former shareholders seeking rescission of the ODT acquisition. The Defendants filed a Motion to Dismiss, which was served on the Company on June 19, 1999. The motion to dismiss the Orlando Digital action has not been heard. Defendants have not yet filed an Answer or asserted any counterclaims or defenses. In addition to such other relief that the Court may grant in the event that the Company does not prevail, including enforcement of the acquisition agreement, the Company may be required to issue 625,000 shares of Class A Convertible Preferred Stock to the ODT shareholders.

          On September 23, 1999 Orlando Digital through its attorney has submitted a proposal to settle the matter. The terms of the settlement offer are confidential. USA Digital has not decided whether it will accept this offer. A hearing regarding Defendant's Motion to Dismiss has been postponed pending the outcome of settlement discussions.

          Other than described above, the Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Such routine legal proceedings in the aggregate are believed by management to be immaterial to the Company's financial condition and results of operations.

ITEM 3. CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS  ON  ACCOUNTING   AND
        FINANCIAL DISCLOSURE

          There have been no disagreements concerning any matter of accounting principle or financial statement disclosure between the Company and its independent auditors.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

          The following securities were issued by the Company since its inception on March 5, 1999 without registering the securities under the Securities Act. There were no underwriting discounts or commissions paid in connection with the issuance of any of said securities, except as noted.



          On March 9, 1999, to effect a redomicile and name change of Blazoon, the Company issued 2,235,000 shares of its common stock to the shareholders of Blazoon in a one for one share exchange pursuant to a Merger Agreement by and among Blazoon Systems, Inc. and the Company dated March 9, 1999. Shares of Series A Convertible Preferred Stock to be issued to the former shareholders of Orlando Digital Telephone pursuant to the Merger Agreement were never issued. See "Legal Proceedings."



          On February 26, 1999, the Company issued 150,000 shares of restricted common stock to Dunn Capital Corporation as a signing bonus for its Consulting Agreement with the Company, pursuant to Section 4(2) of the Securities Act.



          The sales of the securities described in the following table were made in reliance upon Regulation D, Rule 504 of the Securities Act, which provides exemptions for transactions not involving a public offering. With regard to the Company's reliance upon the exemption from registration provided by Regulation D, Rule 504 of the Securities Act of the sale of securities described below, certain inquiries were made by the Company to establish that such sales qualified for such exemption. In particular, for issuances occurring after April 7, 1999, the Company confirmed that with respect to the exemption claimed under Regulation D, Rule 504 of the Securities Act (i) each investor made representations that he or she was an "accredited investor" within the meaning of Regulation D of the Securities Act in relation to such investments.

                                    NUMBER OF
                                    SHARES OF
                                     COMMON
PURCHASER                                  DATE             STOCK      PER SHARE
---------                                  ----           ---------    ---------

Bell Entertainment,  Inc.                  March 22, 1999    25,000      $ 1.00
Jim Brant                                  March 24, 1999     5,000      $ 1.00
Jonathan  Chapman                          March 25, 1999     5,000      $ 1.00
Newton R. Cobb                             March 24, 1999     5,000      $ 1.00
Dominic T.  Dinicola                       March 25, 1999    15,000      $ 1.00
Donald E. Darden                           March 25, 1999    10,000      $ 1.00
Mark F. Darden                             March 25, 1999    10,000      $ 1.00
Equitable Research & Development, Inc.     March 26, 1999    60,000      $ 1.00
Victor Front                               March 24, 1999     2,500      $ 1.00
K&M  Associates                            March 25, 1999    12,000      $ 1.00
Blake Krisan                               March 25, 1999     1,250      $ 1.00
Jeff Krisan                                March 24, 1999     5,000      $ 1.00
William E. Miracle                         March 26, 1999     2,500      $ 1.00
Ashley Lowe                                March 24, 1999     1,250      $ 1.00
David Miller                               March 24, 1999     2,500      $ 1.00
Denise Miller                              March 24, 1999     2,500      $ 1.00
Timothy Riegert                            March 26, 1999     2,500*     $ 1.00
David Seal                                 March 25, 1999     5,000      $ 1.00
Jeffrey  Walker                            March 24, 1999     2,500      $ 1.00
Mark Sand                                  March 26, 1999    10,000      $ 1.00
Carol R. Buccino                           March 26, 1999    25,000      $ 1.00
Louis V. Buccino                           March 26, 1999    50,000      $ 1.00
Francesco Marchesini                       March 25, 1999     5,000      $ 1.00
Equitable Research & Development, Inc.    August 18, 1999    75,000      $ 1.00
Bell  Entertainment, Inc.                 August 18, 1999    25,000      $ 1.00
Funding USA Corp.                      September  9, 1999    36,000      $ 1.00
                                                            -------     --------
                           TOTAL                            398,000     $398,000
                                                            =======     ========


* These shares of common stock were subsequently cancelled and are therefore not included in total number of shares issued.

          The sales of securities described in the following table were made in reliance upon Section 4(2) of the Securities Act, which provides exemptions for transactions not involving a public offering and are restricted securities as that term is defined by Rule 144, as promulgated under the Securities Act.




                                               NUMBER OF
                                               SHARES OF
                                                COMMON            CONSIDERATION
PURCHASER                   DATE                 STOCK              PER SHARE
---------                   ----               ---------          -------------

Cliff Gaither            June 1, 1999           20,000               $   6.00*
Susan Gaither            June 1, 1999            5,000               $   6.00*
Rich Clark               June 1, 1999           25,000               $   6.00*
Wayne Clark              June 1, 1999            5,000               $   6.00*
Louis V. Buccino         August 2, 1999         25,000               $   1.00
                                                                     --------

          TOTAL                                 80,000               $355,000
                                                ======               ========


* This stock was issued as a loan to Renegade Corporation of America and the consideration does not represent cash received by the Company but rather represents valuation of shares for financial accounting purposes based on the trading price of the Company's common shares near the service date.


 ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Nevada General Corporation Law ("NGCL"), empowers a Nevada corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

        The NGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation of a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him, and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under the NGCL.

        The Company's bylaws provide that the Company shall indemnify its officers and trustees to the fullest extent permitted by law.

ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        The Company is authorized to issue 50,000,000 shares of common stock, $.001 par value per share; 5,000,000 shares of Class A preferred stock, $.001 par value per share; and 5,000,000 of Class B preferred stock, $.001 par value per share. As of the date of this Registration Statement, there were 2,802,000 shares of common stock outstanding held by 49 holders of record. In addition, there were 40,000 shares of Class B Convertible Preferred Stock, Series 2 outstanding and 50,000 shares of Class B Convertible Preferred Stock, Series 1 outstanding as of the date of this registration statement and no shares of Class A Preferred Stock outstanding. See "Part II Item 2 - Legal Proceedings."



COMMON STOCK

        The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors.

        The holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion, out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in the assets of the Company, if any, legally available for distribution to them after payment of debts and liabilities of the Company after provision has been made for each class of stock, if any, having liquidation preference over the common stock.

        The holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

        In connection with an acquisition transaction (see "Legal Proceedings"), the Company may be required to issue 625,000 shares of Class A Preferred Stock.


        A series of Class B Preferred Stock was designated as "Class B Convertible Redeemable Preferred Stock, Series 1" and consists of 50,000 shares, $.001 par value per share. These shares are redeemable any time after July 7, 2002 upon 30 days written notice to the Company, and such shares are redeemable at $4.00 per share. The Company also has the right of redemption under rights similar to the preferred shareholders. The shares have the right, at the option of the holder at any time after July 9, 2000, to convert each outstanding share of Class B Preferred Stock, Series 1 into five fully paid and nonassessable shares of the Company's common stock. Additionally, each holder of these shares shall be entitled to vote at all meetings of the shareholders and shall have one vote for each share held (see Note 7 to "Financial Statements").


          A series of Class B Preferred Stock was designated as "Class B Convertible Redeemable Preferred Stock, Series 2" and consists of 40,000 shares, $.001 par value per share. At any time after June 7, 2002, upon 30 days written notice to the Company, holders of shares of Class B Preferred Stock, Series 2 may, at the option of the holder thereof, require that the Company redeem in whole or in part, such shares as designated at $4.00 per share. The Company also has the right of redemption under rights similar to the preferred shareholders. The holders of these shares have the right, at their option at any time after July 9, 2000, to convert each outstanding share of Class B Preferred Stock, Series 2 into five fully paid and nonassessable shares of the Company's common stock. Additionally, each holder of these shares shall be entitled to vote at all meetings of the shareholders and shall have one vote for each share held (see Note 7 to "Financial Statements").


                                    PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.



          The Financial Statements of USA Digital, Inc. as of March 31, 1999 and June 30, 1999 are included in this report.

PART III

ITEM 1. INDEX TO EXHIBITS.





Exhibit No.                     Description                                                          Page
-----------                     -----------                                                          ----

  3.1           Certificate of Incorporation of USA Digital, Inc*........................................

  3.2           Bylaws of USA Digital, Inc*..............................................................

  4.3           Specimen of Stock Certificate of USA Digital, Inc.*......................................

 10.1           Employment Agreement between USA Digital, Inc. and Mark D. Cobb*.........................

 10.2           Consulting Agreement between USA Digital, Inc. and Dunn Capital Corporation*.............

 10.3           Consulting Agreement between USA Digital, Inc. and Bell Entertainment, Inc*..............

 10.4           1998 Compensatory Stock Option Plan*.....................................................

 10.5           1998 Employee Stock Compensation Plan*...................................................

 10.6           Agreement and Plan of Reorganization by and among Blazoon Systems, Inc. and Diverse
                Capital Corporation dated February 26, 1999* ............................................

 10.7           Acquisition Agreement made and entered into as of July 2, 1999 by and among USA Digital,
                Inc., DSA Computer, Inc., and David Seal*................................................

 10.8           Amendment to Acquisition Agreement by and among USA Digital, Inc., DSA Computers, Inc.
                and David Seal* .........................................................................

 10.9           Employment Agreement by and between DSA Computers, Inc. and David Seal*..................

10.10           Acquisition Agreement made and entered into as of June 7, 1999, by and among, USA
                Digital, Inc., Telephone Engineering and Maintenance, Inc., and H. Ralph Cole*...........

10.11           Employment Agreement by and between Telephone Equipment Maintenance, Inc., and H.
                Ralph Cole*..............................................................................






10.12           Merger Agreement dated March 9, 1999 between USA Digital, Inc. and Blazoon Systems, Inc.*.
21.1            Subsidiaries of the Registrant*...........................................................

23.1            Consent of Weinberg & Company, P.A*.......................................................

27.1            Financial Data Schedule (Submitted only with filing in electronic format).................





ITEM 2.          DESCRIPTION OF EXHIBITS

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

  3.1           Certificate of Incorporation of USA Digital, Inc.*

  3.2           Bylaws of USA Digital, Inc.*

  4.3           Specimen of Stock Certificate of USA Digital, Inc.*

 10.1           Employment Agreement between USA Digital, Inc. and Mark D. Cobb*

 10.2           Consulting Agreement between USA Digital, Inc. and Dunn  Capital
                Corporation*

 10.3           Consulting  Agreement  between  USA  Digital,  Inc.  and    Bell
                Entertainment, Inc.*

 10.4           1998 Compensatory Stock Option Plan*

 10.5           1998 Employee Stock Compensation Plan*

 10.6 Agreement and Plan of Reorganization by and among Blazoon Systems, Inc. and Diverse Capital Corporation dated February 26, 1999*

 10.7 Acquisition Agreement made and entered into as of July 2, 1999 by and among USA Digital, Inc., DSA Computer, Inc., and David Seal*

 10.8 Amendment to Acquisition Agreement by and among USA Digital, Inc., DSA Computer, Inc. and David Seal*

 10.9            Employment Agreement by and between  DSA  Computers,  Inc.  and
                 David Seal*

10.10 Acquisition Agreement made and entered into as of June 7, 1999, by and among, USA Digital, Inc., Telephone Engineering and Maintenance, Inc., and H. Ralph Cole*

10.11            Employment  Agreement  by  and  between  Telephone    Equipment
                 Maintenance, Inc., and H. Ralph Cole*

10.12            Merger Agreement  dated March 9, 1999 between USA Digital, Inc.
                 and Blazoon Systems, Inc.*

21.1             Subsidiaries of the Registrant*

23.1             Consent of Weinberg & Company, P.A.*

27.1             Financial   Data  Schedule  (Submitted  only  with  filing   in
                 electronic format)

---------------
*Previously filed.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     USA DIGITAL, INC.


                                     By:   /s/ Mark D. Cobb
                                           -------------------------------------
                                           Mark D. Cobb
                      President and Chief Executive Officer



Dated:  November 9, 1999

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                    CONTENTS


  PAGE       1 -  INDEPENDENT AUDITORS' REPORT

  PAGE       2 -  BALANCE SHEET AS OF MARCH 31, 1999

  PAGE       3 -  STATEMENT OF CHANGES IN STOCKHOLDERS'
                  EQUITY FOR THE PERIOD FROM JULY 9, 1998
                  (INCEPTION) TO MARCH 31, 1999

  PAGE       4 -  STATEMENT OF OPERATIONS
                  FOR THE PERIOD FROM JULY 9, 1998 (INCEPTION)
                  TO MARCH 31, 1999

  PAGE       5 -  STATEMENT OF CASH FLOWS
                  FOR THE PERIOD FROM JULY 9, 1998 (INCEPTION)
                  TO MARCH 31, 1999

  PAGES 6 - 21 -  NOTES TO FINANCIAL STATEMENTS
                  AS OF MARCH 31, 1999

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
USA Digital, Inc.

We have audited the accompanying balance sheet of USA Digital, Inc. (a Development Stage Company) as of March 31, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the period from July 9, 1998 (inception) to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Digital, Inc. as of March 31, 1999 and the results of its operations and its cash flows for the period from July 9, 1998 (inception) to March 31, 1999 in conformity with generally accepted accounting principles.



                                                     WEINBERG & COMPANY, P.A.




Boca Raton, Florida
July 15, 1999 except for Notes 6 and 5(D) as to which the dates are August 5, 1999 and October 18, 1999, respectively

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
         FOR THE PERIOD FROM JULY 9, 1998 (INCEPTION) TO MARCH 31, 1999




                                                                            ACCUMULATED
                                                                              DEFICIT
                                                             ADDITIONAL        DURING       DEFERRED
                                        COMMON STOCK          PAID-IN        DEVELOPMENT   CONSULTING
                                     SHARES     AMOUNT        CAPITAL          STAGE        EXPENSE       TOTAL
                                     ------     ------       ----------     ------------   ----------     -----

Common Stock Issuance                885,000   $   885       $     -         $     -       $    -       $     885

Stock issued for consulting
 expenses                             25,000        25           24,975            -            -          25,000

Common stock options issued
 to consultants                         -          -            614,378            -        (296,641)     317,737

Acquisition of Orlando
  Digital Telephone                  325,000       325             -               -            -             325

Issuance of Common Stock
 to stockholders of Blazoon        1,000,000     1,000           (1,000)           -            -            -

Stock issued for cash                144,500       145          144,355            -            -         144,500

Stock issued for consulting
 fees and expense                    270,000       270           94,906            -            -          95,176

Net loss for the period
 ended March 31, 1999                   -         -                -           (556,017)        -        (556,017)
                                   ---------   -------       ----------      ----------    ---------    ---------

BALANCE, March 31, 1999            2,649,500   $ 2,650       $  877,614      $ (556,017)   $(296,641)   $  27,606
                                   =========   =======       ==========      ==========    =========    =========




                 See accompanying notes to financial statements.
                                        2

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                              AS OF MARCH 31, 1999


                                     ASSETS

CURRENT ASSETS
 Cash                                              $   65,003
 Prepaid expenses                                      57,065
                                                   ----------
    Total Current Assets                              122,068

PROPERTY AND EQUIPMENT - NET                          752,256
                                                   ----------


TOTAL ASSETS                                       $  874,324
                                                   ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable and accrued expenses             $   96,718
 Capitalized lease obligation-current                  28,191
                                                   ----------

    Total Current Liabilities                         124,909

OTHER LIABILITIES
 Capitalized lease obligation-non current             721,809
                                                   ----------

    Total Liabilities                                 846,718
                                                   ----------
STOCKHOLDERS' EQUITY
 Preferred stock-Class A, $.001 par value
  5,000,000 shares authorized, none
  issued and outstanding                                 -
 Preferred stock-Class B, $.001 par value
  5,000,000 shares authorized, none issued
  and outstanding                                        -
 Common stock, $0.001 par value, 50,000,000
  shares authorized, 2,649,500 shares issued
  and outstanding                                       2,650
 Additional paid-in capital                           877,614
 Accumulated deficit during development stage        (556,017)
                                                   ----------
                                                      324,247
 Less deferred consulting expense                    (296,641)
                                                   ----------

    Total Stockholders' Equity                         27,606
                                                   ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $  874,324
                                                   ==========


                 See accompanying notes to financial statements.
                                        3

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
         FOR THE PERIOD FROM JULY 9, 1998 (INCEPTION) TO MARCH 31, 1999




Income                                                              $      --
                                                                    -----------


Expenses
  Executive compensation                                                 37,333
  Consulting fees and expenses                                          433,623
  Professional fees                                                      27,589
  Provision for doubtful loans                                           24,311
  Office and other operational expenses                                  18,424
  Auto expenses                                                           5,000
  Telephone                                                               4,575
  Insurance                                                               1,654
  Travel and entertainment                                                2,912
  Depreciation                                                              250
  Repairs and maintenance                                                   223
  Bank charges                                                              123
                                                                    -----------

      Total Expenses                                                    556,017
                                                                    -----------
NET LOSS DURING DEVELOPMENT STAGE                                   $  (556,017)
                                                                    ===========

NET LOSS PER COMMON SHARE - BASIC AND DILUTED                       $     (0.51)
                                                                    ===========

WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING - BASIC AND DILUTED                               1,091,177
                                                                    ===========




                 See accompanying notes to financial statements
                                        4

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
         FOR THE PERIOD FROM JULY 9, 1998 (INCEPTION) TO MARCH 31, 1999



CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                             $(556,017)
 Adjustments to reconcile net loss
  to net cash used in
  operating activities:
  Depreciation and amortization                                             250
  Provision for doubtful loans                                           24,311
  Consulting fees and expenses
   incurred in exchange for common stock                                120,176
  Consulting expense recorded for issuance
   of common stock options                                              317,737
  Changes in assets and liabilities
   (Increase) decrease in:
    Prepaid expenses                                                    (57,065)
   Increase (decrease) in:
    Accounts payable and accrued expenses                                96,718
                                                                      ---------
   Net cash used in operating activities                                (53,890)
                                                                      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of equipment                                                   (2,506)
 Increase in loans receivable                                           (24,311)
                                                                      ---------
   Net cash used in investing activities                                (26,817)
                                                                      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of common stock                                   1,355
 Proceeds from additional paid in capital                               144,355
                                                                      ---------

   Net cash provided by financing activities                            145,710
                                                                      ---------

INCREASE IN CASH AND CASH EQUIVALENTS                                    65,003

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                            --
                                                                      ---------

CASH AND CASH EQUIVALENTS - END OF PERIOD                             $  65,003
                                                                      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

The Company acquired telephone switching equipment for debt under a capitalized lease in the amount of $750,000.

                 See accompanying notes to financial statements.
                                        5

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)  Business Organization And Activity

         USA Digital, Inc. ("the Company"), incorporated under the laws of Nevada on March 5, 1999, is operating as a Development Stage Holding Company whose mission is to build a highly integrated convergent communications company. The Company seeks to acquire Internet service providers, telephone interconnect companies, computer/network integrators, and switchless resellers.

         (B)  Business Combinations

         On March 4, 1999, Blazoon Systems Incorporated (Blazoon), an inactive publicly held company with no recent operating history, consummated an Agreement and Plan of Reorganization (the Acquisition) with Diverse Capital Corp. (Diverse), a private corporation incorporated on July 9, 1998, whereby Blazoon issued 1,235,000 shares of its common stock to the stockholders of Diverse in exchange for 100% of the issued and outstanding common stock of Diverse, and 625,000 shares of its Class A Preferred Stock to be issued to the stockholders of Orlando Digital Telephone Corporation, a pending acquiree of Diverse (See Note 5(d)), in exchange for 100% of the issued and outstanding preferred stock of Diverse. The Class A Convertible Preferred stock was never issued (See
         Note 5(d)).The preferred stock is convertible to common stock at a one-for-one ratio for a one year period beginning February 2, 2000, has dividend preference, is non-voting, and is subject to redemption at a $4.00 liquidation value at the Company's option beginning February 2, 2004. Subsequent to the Acquisition, the prior shareholders of Diverse owned approximately 55% of the voting common stock of Blazoon. Under Generally Accepted Accounting Principles, a Company whose stockholders receive over 50% of the voting stock of the legal acquirer in a business combination is considered the acquirer for accounting purposes. Accordingly, the transaction is accounted for as an acquisition of Blazoon by Diverse, and a recapitalization of Diverse. The balance sheet subsequent to the acquisition includes the net assets of Blazoon and Diverse at historical costs and the operations of Diverse since its inception and the operations of Blazoon since the date of acquisition.
                                        6

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

         (B)  Business Combinations - (CONT'D)

         On March 9, 1999 the Company consummated a merger agreement with Blazoon, a State of Colorado corporation, to effect a redomicile and name change of Blazoon, with the Company as the surviving entity.

         (C)  Use of Estimates

         The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         (D)  Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchases with an original maturity of three months or less to be cash equivalents.

         (E)  Earnings Per Share

         Earnings per share are computed using the weighted average of common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings per Share". At March 31, 1999 there were 1,937,500 incentive stock options that could potentially dilute basic EPS in the future which were not included in the computation of diluted earnings per share due to their antidilutive effect.

         (F)  Income Taxes

         The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

         (F)  Income Taxes - (CONT'D)

         and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in the tax law or rates. Any available deferred tax assets arising from net operating loss carryforwards and consulting expense relating to common stock options issued to consultants have been offset by a deferred tax valuation allowance on the entire amount.

         (G)  Concentration of Credit Risk

         The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk or cash and cash equivalents.

         (H)  Stock Options

         In accordance with Statement of Financial Accounting Standards No. 123, "Accounting For Stock Based Compensation"("SFAS 123"), the Company has elected to account for Stock Options issued to employees under Accounting Principles Board Opinion No. 25 "(APB Opinion No. 25)" and related interpretations, and for stock options issued to consultants in accordance with SFAS 123.

         (I)  New Accounting Pronouncements

         The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components, and is effective for fiscal years beginning after December 15, 1997. Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected
                                        8

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

         (I)  New Accounting Pronouncements - (CONT'D)

         information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers, and is effective for financial statements for periods beginning after December 15, 1997. Statement No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits" revises employers' disclosure requirements about pension and other postretirement benefit plans and is effective for fiscal years beginning after December 15, 1997. Statement No 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 1999. The Company believes that its future adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

         (J) Financial Instruments

         The Company follows Statement of Financial Accounting Standard No. 107 "Disclosures About Fair Value of Financial Instruments". Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash, loans receivable and a capital lease obligation. At March 31, 1999, the cash, loans receivable and capital lease obligation approximated fair market value.

NOTE 2 - PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost and depreciated using the declining balance method over the estimated economic useful life of 5 to 7 years when placed in service. Maintenance and repairs are charged to expense as incurred. Major improvements are capitalized.

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 2 - PROPERTY AND EQUIPMENT - (CONT'D)

         Property and equipment at March 31, 1999 consisted of the following:

                                    Computer equipment        $    2,506
                                    Equipment held under
                                      capital lease              750,000
                                                              ----------
                                                                 752,506

                  Less: Accumulated depreciation                    (250)
                                                              ----------
                  Total property and equipment                $  752,256
                                                              ==========

         Depreciation expense for the three months ended March 31, 1999 was $250. (See Note 3)

NOTE 3 - CAPITAL LEASE OBLIGATION

         The Company is the lessee of telephone switching equipment under a capital lease expiring during 2004. The assets and liabilities under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The lease was assumed on March 1, 1999 through an assignment agreement entered into between the Company, a related party ("Original Lessee") and the lessor. There was no change in the terms of the lease and the original commencement date as defined under the lease and Generally Accepted Accounting Principles was October 2, 1998. The Original Lessee was in default on lease payments at the date of assignment. On March 1, 1999 the Company received from the lessor a waiver of default and an extension of 150 days. The asset will be depreciated using the declining balance method over the estimated economic useful life. Although the equipment has been delivered and accepted by the Company, it has not been placed in service at the audit date. Hence no depreciation has been provided for as of March 31, 1999. The value of the property that was held under capital lease as of March 31, 1999 was $750,000.

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 3 - CAPITAL LEASE OBLIGATION (CON'T)


         Minimum future lease payments under the capital lease as of March 31, 1999 are as follows:

         For the year ended March 31, 2000           $  49,485
                                      2001             197,940
                                      2002             197,940
                                      2003             197,940
                                      2004             197,940
                        Subsequent to 2005             148,440
                                                     ---------

         Total minimum lease payments                  989,685
         Less: Amount representing interest           (239,685)
                                                     ---------
         Present value of net minimum
           lease payment                             $ 750,000
                                                     =========

         The interest rate on the capital lease is approximately 11.5% and is imputed at the inception of the lease. At lease inception, the present value of the net minimum lease payments did not exceed the fair market value of the leased asset.

NOTE 4 - STOCKHOLDERS' EQUITY

         (A)  Common and Preferred Stock

         The Company has authorized 50,000,000 shares of common stock, $.001 par value; 5,000,000 of Class A Preferred Stock, $.001 par value; and 5,000,000 shares of Class B Preferred Stock, $.001 par value. The preferred stock will have such rights and preferences as determined by the Board of Directors.

         In connection with an acquisition transaction (Note 5D), the Company may be required to issue 625,000 shares of Class A Preferred Stock.

         A series of Class B Preferred Stock was designated as "Class B Convertible Redeemable Preferred Stock, Series 1" and consists of 50,000 shares, $.001 par value per share. These shares are redeemable any time after June 7, 2002 upon 30 days written notice to the Company at a redemption price of $4.00 per share. The Company also has the right of redemption under rights similar to the preferred shareholders. The

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 4 - STOCKHOLDERS' EQUITY (CONT'D)

         (A)  Common and Preferred Stock (CONT'D)

         shares have the right, at the option of the holder at any time after July 9, 2000, to convert each outstanding share of Class B Preferred Stock, Series 1 into five fully paid and nonassessable shares of the Company's common stock. Additionally, each holder of these shares shall be entitled to vote at all meetings of the shareholders and shall have one vote for each share held (See Note 6).

         A series of Class B Preferred Stock was designated as "Class B Convertible Redeemable Preferred Stock, Series 2" and consists of 40,000 shares, $.001 par value per share. At any time after July 2, 2002, upon 30 days written notice to the Company, holders of shares of Class B Preferred Stock, Series 2 may, at the option of the holder thereof, require that the Company redeem in whole or in part, at a redemption price of $4.00 per share. The Company also has the right of redemption under rights similar to the preferred shareholders. The holders of these shares have the right, at their option at any time after July 9, 2000, to convert each outstanding share of Class B Preferred Stock, Series 2 into five fully paid and nonassessable shares of the Company's common stock. Additionally, each holder of these shares shall be entitled to vote at all meetings of the shareholders and shall have one vote for each share held (See Note 6 for issuance of Class B Preferred Stock Series 2 after June 30, 1999).

         (B) Stock Compensation

         (i) Stock Option Plan

         The 1998 Compensatory Stock Option Plan (the "Plan") has been adopted by the Board of Directors of the Company and approved by the Company's stockholders. The plan was developed to provide a means whereby directors, officers, consultants, advisors or agents, employees or professional service providers of the Company may be granted non-qualified stock options to purchase common stock of the Company. The Plan does not provide for the issuance of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code. As of March 31, 1999, the Company has reserved

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 4 - STOCKHOLDERS' EQUITY (CONT'D)

         (B) Stock Compensation (CONT'D)

         (i) Stock Option Plan (CONT'D)

         1,500,000 shares of common stock for issuance upon the exercise of options granted under the Plan.

         The exercise price of options granted under the Plan shall not be less than 85% of the Fair Market Value of a share of common stock on the date the option is granted. The exercise period, expiration date and vesting period shall be determined by the Compensation Committee of the Board of Directors, however, the vesting period may not exceed ten years. If the vesting period is not stated in the granting resolution, then the option shall vest immediately.

         As of March 31, 1999, no options have been granted under the Plan.

         (B) Stock Compensation - (CONT'D)

         (ii) Stock Options Granted Under Employment and Consulting
         Agreements

         During 1999 the Company issued 750,000 incentive stock options to an officer and 1,187,500 incentive stock options to consultants pursuant to certain employment and consulting agreements.

         In accordance with SFAS 123, for options issued to employees, the Company applies APB Opinion No. 25 and related interpretations in accounting for the options issued. Accordingly, no compensation cost has been recognized for options issued under the employment agreement as of March 31, 1999 since the exercise price of the options as stipulated in the option agreement exceeded the fair market value of the stock on the grant date. Had compensation cost for the Company's Plan been determined based on the fair value at the grant date for awards under that plan, consistent with SFAS 123, the Company's net loss for the year ended March 31, 1999

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

(B) Stock Compensation - (CONT'D)

         (ii) Stock Options Granted Under Employment and Consulting Agreements (CONT'D)

         would have been increased to the pro-forma amounts indicated below.

         Net loss                           As reported          $  (556,017)
                                            Pro forma            $  (740,757)

         Net loss per share                 As reported          $     (0.51)
                                            Pro forma            $     (0.68)

         The effect of applying Statement No. 123 is not likely to be representative of the effects on reported net income for future years due to, among other things, the effects of vesting.

         For options issued to consultants, the Company applies SFAS 123. Accordingly, consulting expense of $317,737 was charged to operations in 1999 with deferred consulting expense of $296,641 presented as a deduction from stockholders' equity at March 31, 1999. The deferred consulting expense will be recognized ratably over the vesting period of the stock options through 2002. The deferred tax asset of $108,031 resulting from the recognition of consulting expense of $317,737 was fully offset by a valuation allowance at March 31, 1999 (See Note 1(F)).

         For financial statement disclosure purposes and for purposes of valuing stock options issued to consultants, the fair market value of each stock option granted during 1999 was estimated on the date of grant using the Black-Scholes Option-Pricing Model in accordance with SFAS 123 using the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 5.59%, volatility 101% and expected term of three years.

         A summary of the options issued under the employment and consulting agreements as of March 31, 1999 and changes during

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 4 - STOCKHOLDERS' EQUITY (CONT'D)

         (B) Stock Compensation - (CONT'D)

         (ii) Stock Options Granted Under Employment and Consulting Agreements - (CONT'D)

         the year is presented below:

                                            Weighted
                                            Number of      Average
                                             Options    Exercise Price
                                            ---------   --------------
         Stock Options
          Balance at beginning of period         -         $   -
          Granted                           1,937,500      $  2.13
          Exercised                              -             -
          Forfeited                              -         $   -
                                            ---------      -------
          Balance at end of period          1,937,500      $  2.13
                                            =========      =======

         Options exercisable at end
          of period                           687,500      $  1.23

         Weighted average fair value
          of options granted during the period             $  0.51

         The following table summarizes information about stock options outstanding at
          March 31, 1999:

               Options Outstanding             Options Exercisable
 -------------------------------------------- ---------------------
                          Weighted
              Number       Average   Weighted    Number    Weighted
  Range of  Outstanding   Remaining  Average  Exercisable Average
  Exercise  at March 31, Contractual Exercise  At March 31 Exercise
   Price       1999         Life      Price      1999     Price
 ---------   --------     --------   -------   --------  --------

$1.00-$3.00 1,937,500   6.25 Years   $  2.13   687,500   $  1.23

         (iii) Employee Stock Compensation Plan

         The 1998 Employee Stock Compensation Plan (Employee Compensation Plan) has been adopted by the Board of Directors of the Company and approved by the Company's stockholders. The Employee Compensation Plan was developed to provide a means

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 4 - STOCKHOLDERS' EQUITY (CONT'D)

         (B) Stock Compensation - (CONT'D)

         (iii) Employee Stock Compensation Plan (CONT'D)

         whereby directors, officers, consultants, advisors or agents, employees or professional service providers of the Company may be granted common stock of the Company. Grants under the Employee Compensation Plan shall be determined by the Compensation Committee of the Board of Directors. As of March 31, 1999, the Company has reserved 1,000,000 shares of common stock for issuance under the Employee Compensation Plan and no shares may be issued under the Employee Compensation Plan after April 30, 2003. No shares have been issued under the Employee Compensation Plan as of March 31, 1999.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

         (A)  Year 2000 Issue

         The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         The Company uses standard off the shelf accounting software package for all of its accounting requirements. Management has contacted the software vendor and determined that the accounting software is Year 2000 compliant. All internal management software is Microsoft based and management continually monitors the Year 2000 status of such software. Management has verified Year 2000 status with its primary vendors and has not identified any Year 2000 issues with those vendors. Costs of investigating internal and external Year 2000 compliance issues have not been material to date. As a result, management believes that the effect of investigating and resolving Year 2000 compliance issues on the Company will not have a material effect on the Company's future financial position or results of operations. In addition to the effect of Year 2000 issues on the Company's accounting and management systems, year 2000 issues may effect the Company's products and programs as they are primarily computer related. The Company's products have been developed and tested with regard to year 2000 compliance. All products were deemed to be Year 2000 compliant. The costs of such development and testing and validating were minimal and absorbed as part of the Company's normal quality control procedures.

         (B)  Employment Agreement

         On January 5, 1999 the Company entered into an employment agreement with its President. The effective date of this agreement is November 10, 1998, and is for a period of five years at which time it can be renewed by mutual agreement of both parties. The agreement may be terminated at any time by mutual written agreement by the parties. The

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 5 - COMMITMENTS AND CONTINGENCIES - (CONT'D)

         (B)  Employment Agreement - (CONT'D)

         consideration is $96,000 annually to be paid at regular payroll periods. As additional compensation, the Company has issued a total of 750,000 options, which become exercisable at annual intervals ranging from January 5, 1999 to January 15, 2002 at varying exercise prices between $1.00 to $3.00. (See Note 4(B))

         (C) Consulting Agreements

         On January 5, 1999 the Company entered into a six month consulting agreement with an individual whereby the Company will be provided with identification, and introduction to a public shell for the purposes of effecting a reverse merger. As consideration for the services provided the Company issued 10,000 shares of the Company's common stock in March 1999.

         On January 5, 1999, effective November 10, 1998, the Company entered into a five year consulting agreement with a consulting organization whereby the Company will be provided with advice with regard to corporate finance, evaluations of business partners, mergers and acquisitions and such other matters as requested. This agreement may be extended by mutual

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 5 - COMMITMENTS AND CONTINGENCIES - (CONT'D)

         (C) Consulting Agreements - (CONT'D)

         written agreement of the parties. As consideration for the services provided, the Company issued 150,000 shares of the Company's common stock as a signing bonus. The Company pays a monthly fee of $8,000 in semi-monthly installments. As additional compensation, the Company issued a total of 750,000 options, which become exercisable at annual intervals ranging from January 5, 1999 to February 15, 2002 at varying exercise prices from $1.00 to $3.00. (See Note 4(B)) The Company also agreed to pay the organization a 2% finders fee, payable in cash or stock at the Company's election, on the total value of any acquisition, merger, reverse-merger and/or equity or debt financing introduced to the Company, excluding Orlando Digital Telephone (See Note 5(D)) and Blazoon Systems, Incorporated (See Note 1A). In addition, the Company shall provide the organization with a monthly unaccounted for expense allowance of $2,500.

         On January 5, 1999, effective November 10, 1998, the Company entered into a two year consulting agreement with another consulting organization whereby the Company will be provided with advice with regard to corporate finance, evaluations of business partners, mergers and acquisitions and such other matters as requested. This agreement may be extended by mutual written agreement of the parties. As consideration for the services provided the Company shall pay a monthly fee of $5,000, plus $200/hr for any time in excess of 50 hours in any calendar month. As additional compensation, the Company issued a total of 437,500 options, which become exercisable at annual intervals ranging from January 5, 1999 to February 15, 2002 at varying exercise prices between $1.00 to $3.00. (See Note 4(B))

         On March 22, 1999, the Company entered into a six month consulting agreement with a public relations organization whereby the Company will be provided with advice with regard to public relations, the development and implementation of strategic plans, and such other matters as requested. This agreement may be extended by mutual written agreement of the parties. As considerations for the services provided, the

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 5 - COMMITMENTS AND CONTINGENCIES - (CONT'D)

         (D)  Litigation


         On February 2, 1999, the Company issued 60,000 shares of the Company's common stock. On February 2, 1999 Diverse Capital Corporation (Diverse) acquired Orlando Digital Telephone Corporation (ODT) in exchange for 325,000 shares of Diverse common stock and 625,000 shares of Diverse Convertible Preferred A stock. The 325,000 shares of common stock were issued to ODT shareholders, however, the 625,000 shares of Class A Convertible Preferred Stock was never issued (See Note 1(B). Diverse reserved the right at the time of the closing to obtain an appraisal substantiating that the approximate value of ODT was $2.8 million. Subsequently, USA Digital, Inc., the successor to Diverse (See Note
         1B)), obtained an appraisal which did not substantiate such value, and, on May 14, 1999, in the Circuit Court in and for Hillsborough County, Florida, filed a complaint against ODT and its former shareholders seeking rescission of the ODT acquisition. The Defendants filed a Motion to Dismiss, which was served on the Company on June 19, 1999. A hearing on defendants' motion is set for September 27, 1999. Defendants have not yet filed an Answer or asserted any counterclaims or defenses. In addition to such other relief that the Court may grant in the event that the Company does not prevail, including enforcement of the acquisition agreement, the Company may be required to issue 625,000 shares of Class A Convertible Preferred Stock to the ODT shareholders (See Note 1(B)). In anticipation of the acquisition, the Company had advanced $24,311 to ODT. An allowance for doubtful loans has been established for the total advance as of March 31, 1999.


NOTE 6 - SUBSEQUENT EVENTS

         On April 20, 1999 the Company entered into an agreement to acquire 100% of the issued and outstanding stock of Telephone Engineering and Maintenance, Inc. (T.E.A.M.), a Florida corporation engaged since 1986 in the business of selling and servicing telephone equipment, in exchange for 50,000 shares of the Company's Convertible Preferred B, Series 1 Stock. The acquisition closed on August 5, 1999. The acquisition was accounted for under the purchase method of accounting, and

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 6 - SUBSEQUENT EVENTS (CONT'D)

         accordingly the results of operations of T.E.A.M. are included in the Company's consolidated financial statements from the date of acquisition. The Company has determined that the carrying value of T.E.A.M.'s net assets, aggregating $52,444 at August 5, 1999, (the "Acquisition Date") approximated the fair market value of those assets at the acquisition date. Management believes that the fair market value of the net assets acquired was more readily determinable than the fair market value of the Preferred Stock issued. Accordingly, the Convertible Preferred B, Series 1 Stock was assigned a value of $52,444 with no resulting goodwill. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin 55, the carrying value of the Convertible Preferred B, Series 1 Stock will be accreted, using the interest method, over the period from the Acquisition Date to the redemption date of July 7, 2002 to increase the carrying value to its fixed redemption price of $4.00 per share (See Note 4(A)).

The following unaudited information reflects the fair market values of the assets acquired and the liabilities assumed:

         Cash                         $  105,517
         Due from employees                9,573
         Property and equipment           25,938
         Deposits                          1,000
         Note payable                    (89,584)
                                      ----------
                                      $   52,444
                                      ==========

         On June 2, 1999 the Company entered into an agreement with Premium Internet, Corp. (Premium) to purchase Premium's $160,000 security interest in Syncom, Inc., a Florida corporation currently doing business as Gator.net, an Internet Service Provider in Gainesville, Florida. Syncom, Inc is currently under reorganization pursuant to Chapter 11 of the United States Bankruptcy Code. The purchase price for this security interest was $80,000, payable over 6 months from the date of the transaction. Under the terms of the agreement, Premium has assigned its security interest in the name "Gator.net", the Internet Service Provider's customer base, and some equipment, to the Company. Additionally, as of June 2, 1999, the Company entered into various agreements with other

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 6 - SUBSEQUENT EVENTS - (CONT'D)

         parties to purchase $130,000 in unsecured debt of Syncom, Inc. for the sum of $30,100.

         On July 9, 1999 (the "Acquisition Date") the Company purchased all of the issued and outstanding stock of DSA Computers, Inc. (DSA.), a Florida based computer hardware/network integration company that has been in business since 1991. The purchase price for the acquisition was 40,000 shares of the Company's Convertible Preferred B, Series 2 Stock. The acquisition closed on July 9, 1999. The acquisition was accounted for under the purchase method of accounting, and accordingly the results of operations of DSA are included in the Company's consolidated financial statements from the date of acquisition. The Company has determined that the carrying value of DSA's net assets, aggregating $74,432 at the Acquisition Date approximated the fair market value of those assets at the acquisition date. Management believes that the fair market value of the net assets acquired was more readily determinable than the fair market value of the Preferred Stock issued. Accordingly, the Convertible Preferred B, Series 2 Stock was assigned a value of $74,432 with no resulting goodwill. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin 55, the carrying value of the Convertible Preferred B, Series 2 Stock will be accreted, using the interest method, over the period from the Acquisition Date to the redemption date of June 7, 2002 to increase the carrying value to its fixed redemption price of $4.00 per share (See Note 4(A)).

The following unaudited information reflects the fair market values of the assets acquired and the liabilities assumed:

         Cash                          $  10,759
         Accounts receivable              88,486
         Inventory                        59,600
         Property and equipment           23,765
         Other assets                      3,063
         Accounts payable                (44,016)
         Notes payable - current portion  (1,909)
         Other current liabilities       (46,121)
         Notes payable                   (19,195)
                                       ---------
                                       $  74,432
                                       =========

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                    CONTENTS


  PAGE       1 -  ACCOUNTANTS' REVIEW REPORT

  PAGE       2 -  BALANCE SHEET AS OF JUNE 30, 1999

  PAGE       3 -  STATEMENT OF CHANGES IN STOCKHOLDERS'
                  DEFICIENCY FOR THE PERIOD FROM JULY 9, 1998
                  (INCEPTION) TO JUNE 30, 1999

  PAGE       4 -  STATEMENT OF OPERATIONS FOR THE THREE
                  MONTHS ENDED JUNE 30, 1999 AND FOR THE PERIOD
                  FROM JULY 9, 1998(INCEPTION) TO JUNE 30, 1999

  PAGE       5 -  STATEMENT OF CASH FLOWS FOR THE THREE
                  MONTHS ENDED JUNE 30, 1999 AND FOR THE PERIOD
                  FROM JULY 9, 1998(INCEPTION) TO JUNE 30, 1999

  PAGES 6 - 21 -  NOTES TO FINANCIAL STATEMENTS
                  AS OF JUNE 30, 1999

                           ACCOUNTANTS' REVIEW REPORT


To the Board of Directors of:
 USA Digital, Inc.

We have reviewed the accompanying balance sheet of USA Digital, Inc. (a Development Stage Company) as of June 30, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the three months then ended and for the period from July 9, 1998 (inception) to June 30, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of USA Digital, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.



                                    WEINBERG & COMPANY, P.A.



Boca Raton, Florida
August, 3, 1999 except for Notes 8 and 2 (ODT loan receivable) as to which the dates are August 5, 1999 and October
 18, 1999, respectively

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                               AS OF JUNE 30, 1999

                                     ASSETS

CURRENT ASSETS
 Cash                                              $    3,676
 Loans receivable - current                            14,632
 Note receivable - current portion                     32,000
 Prepaid expenses                                      27,065
                                                   ----------

    Total Current Assets                               77,373
                                                   ----------

PROPERTY AND EQUIPMENT - NET                          752,873
                                                   ----------

OTHER ASSETS
 Note and loans receivable - noncurrent                71,600
                                                   ----------

    Total Other Assets                                 71,600
                                                   ----------

TOTAL ASSETS                                       $  901,846
                                                   ==========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
 Accounts payable and accrued expenses             $  212,110
 Capitalized lease obligation-current                  57,195
 Loan payable                                          75,000
                                                   ----------

    Total Current Liabilities                         344,305

OTHER LIABILITIES
 Capitalized lease obligation-non current             692,805
                                                   ----------

    Total Liabilities                               1,037,110
                                                   ----------

STOCKHOLDERS' DEFICIENCY
 Preferred stock-Class A, $.001 par value
  5,000,000 shares authorized, none
  issued and outstanding                                 -
 Preferred stock-Class B, $.001 par value
  5,000,000 shares authorized, none issued
  and outstanding                                        -
 Common stock, $0.001 par value, 50,000,000
  shares authorized, 2,702,000 shares issued
  and outstanding                                       2,702
 Additional paid-in capital                         1,205,062
 Accumulated deficit during development stage        (764,746)
                                                   ----------
                                                      443,018
 Less deferred consulting expense                    (248,282)
 Less common stock advanced                          (330,000)
                                                   ----------

    Total Stockholders' Deficiency                   (135,264)
                                                   ----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY     $  901,846
                                                   ==========

                 See accompanying notes to financial statements.

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
          FOR THE PERIOD FROM JULY 9, 1998 (INCEPTION) TO JUNE 30, 1999



                                                                       ACCUMULATED
                                                                         DEFICIT
                                                            ADDITIONAL   DURING      DEFERRED   COMMON
                                           COMMON STOCK      PAID-IN   DEVELOPMENT  CONSULTING   STOCK
                                         SHARES    AMOUNT    CAPITAL     STAGE       EXPENSE    ADVANCED     TOTAL
                                         ------    ------   ---------- ------------ ----------  --------     ------
Common Stock Issuance                   885,000   $   885  $     -     $     -      $    -     $     -     $     885

Stock issued for consulting
 expenses                                25,000        25      24,975        -           -           -        25,000

Common stock options issued to
 consultants                               -         -        614,378        -       (296,641)       -       317,737

Acquisition of Orlando Digital
 Telephone                              325,000       325        -           -           -           -           325

Issuance of Common Stock to
 stockholders of Blazoon              1,000,000     1,000      (1,000)       -           -           -          -

Stock issued for cash                   144,500       145     144,355        -           -           -       144,500

Stock issued for consulting
 fees and expense                       270,000       270      94,906        -           -           -        95,176

Net loss for the period ended
 March 31, 1999                            -         -           -       (556,017)       -           -      (556,017)

                                      ---------   -------   ---------  ----------   ---------  ----------  ---------

Balance, March 31, 1999               2,649,500   $ 2,650  $  877,614  $ (556,017)  $(296,641)       -     $  27,606

Stock refunded for cash                  (2,500)       (3)     (2,497)       -           -           -        (2,500)

Stock issued as loan                     55,000        55     329,945        -           -       (330,000)      -

Consulting expense recognition
 for common stock options                  -         -           -           -         48,359        -        48,359

Net loss for the three months
 ended June 30, 1999                       -         -           -       (208,729)       -           -      (208,729)
                                      ---------   -------   ---------  ----------   ---------  ----------  ---------

BALANCE, June 30, 1999                2,702,000  $  2,702  $1,205,062  $ (764,746) $ (248,282) $ (330,000) $(135,264)
                                      =========  ========  ==========  ==========  ==========  ==========  =========



                 See accompanying notes to financial statements.

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
              FOR THE THREE MONTHS ENDED JUNE 30, 1999 AND FOR THE
              PERIOD FROM JULY 9, 1998 (INCEPTION) TO JUNE 30, 1999


                                       Three months    July 9, 1998
                                          ended       (Inception) to
                                       June 30, 1999  June 30, 1999
                                       -------------  --------------


Income                                  $     -        $     -
                                        ----------     -----------

Expenses
  Executive Compensation                    24,844         62,177
  Consulting fees and expense              137,159        570,782
  Professional fees                         32,163         59,752
  Provision for doubtful loans                -            24,311
  Office and other operational expenses      9,162         27,586
  Auto expenses                              3,000          8,000
  Telephone                                  1,114          5,689
  Insurance                                    884          2,538
  Travel and entertainment                     285          3,197
  Depreciation                                 (64)           186
  Bank charges                                 161            284
  Repairs and maintenance                     -               223
                                        ----------     ----------

      Total Expenses                       208,708        764,725
                                        ----------     ----------

LOSS FROM OPERATIONS                      (208,708)      (764,725)

INTEREST EXPENSE                               (21)           (21)

NET LOSS DURING DEVELOPMENT STAGE       $ (208,729)    $ (764,746)
                                        ==========     ==========

NET LOSS PER COMMON SHARE
 - BASIC AND DILUTED                    $    (0.08)    $    (0.51)
                                        ==========     ==========

WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING - BASIC AND DILUTED  2,665,556      1,493,565
                                        ==========     ==========



                 See accompanying notes to financial statements.

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                FOR THE THREE MONTHS ENDED JUNE 30, 1999 AND FOR
            THE PERIOD FROM JULY 9, 1998 (INCEPTION) to JUNE 30, 1999

                                                    Three months   July 9, 1998
                                                      ended       (Inception) to
                                                   June 30, 1999   June 30, 1999
                                                   -------------  --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                           $(208,729)      $(764,746)
 Adjustments to reconcile net loss to
  Net cash used in operating activities:
  Depreciation and amortization                           (64)            186
  Provision for doubtful loans                           -             24,311
  Consulting fees and expenses incurred
   In exchange for common stock                          -            120,176
  Consulting expense recognized
   for common stock options                            48,359         366,096
Changes in assets and liabilities
   (Increase) decrease in:
    Prepaid expenses                                   30,000         (27,065)
   Increase (decrease) in:
    Accounts payable and accrued expenses              27,892         124,610
                                                    ---------       ---------
   Net cash used in operating activities             (102,542)       (156,432)
                                                    ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of equipment                                   (553)         (3,059)
 Acquisition of note receivable                       (20,000)        (20,000)
 Increase in loans receivable                         (10,732)        (35,043)
                                                    ---------       ---------
   Net cash used in investing activities              (31,285)        (58,102)
                                                    ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of common stock                  -              1,355
 Proceeds from additional paid in capital                -            144,355
 Proceeds from loan                                    75,000          75,000
 Refund of common stock                                (2,500)         (2,500)
                                                    ---------       ---------
   Net cash provided by financing activities           72,500         218,210
                                                    ---------       ---------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS      (61,327)          3,676

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD        65,003            -
                                                    ---------       ---------

CASH AND CASH EQUIVALENTS - END OF PERIOD           $   3,676       $   3,676
                                                    =========       =========

Cash paid during the year for:
 Interest                                           $      21       $      21
                                                    =========       =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

The Company acquired notes and loans receivable for short-term debt of $87,500. The Company issued 55,000 shares of common stock as a loan (see Note 7).

                 See accompanying notes to financial statements.

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A) Business Organization And Activity

         USA Digital, Inc. ("the Company"), incorporated under the laws of Nevada on March 5, 1999, is a Development Stage Holding Company whose mission is to build a highly integrated convergent communications company. The Company seeks to acquire Internet service providers, telephone interconnect companies, computer/network integrators, and switchless resellers.

         (B) Business Combinations

         On March 4, 1999, Blazoon Systems Incorporated (Blazoon), an inactive publicly held company with no recent operating history, consummated an Agreement and Plan of Reorganization (the Acquisition) with Diverse Capital Corp. (Diverse), a private corporation incorporated on July 9, 1998, whereby Blazoon issued 1,235,000 shares of its common stock to the stockholders of Diverse in exchange for 100% of the issued and outstanding common stock of Diverse, and 625,000 shares of its Class A Preferred Stock to be issued to the stockholders of Orlando Digital Telephone Corporation, a pending acquiree of Diverse (See Note 6(D)), in exchange for 100% of the issued and outstanding preferred stock of Diverse. The Class A Convertible Preferred Stock was never issued (See
         Note 6(D)). The preferred stock is convertible to common stock at a one-for-one ratio for a one year period beginning February 2, 2000, has dividend preference, is non-voting, and is subject to redemption at a $4.00 liquidation value at the Company's option beginning February 2, 2004. Subsequent to the Acquisition, the prior shareholders of Diverse owned approximately 55% of the voting common stock of Blazoon. Under Generally Accepted Accounting Principles, a Company whose stockholders receive over 50% of the stock of the legal acquirer in a business combination is considered the acquirer for accounting purposes. Accordingly, the transaction is accounted for as an acquisition of Blazoon by Diverse, and a recapitalization of Diverse. The balance sheet subsequent to the acquisition includes the net assets of Blazoon and Diverse at historical costs and the operations of diverse since its inception and the operations of Blazoon since the date of acquisition.

         On March 9, 1999 the Company consummated a merger agreement with Blazoon, a State of Colorado corporation, to effect a redomicile and name change of Blazoon, with the Company as the surviving entity.

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

         (C)  Use of Estimates

         The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         (D)  Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchases with an original maturity of three months or less to be cash equivalents.

         (E)  Earnings Per Share

         Earnings per share are computed using the weighted average of common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings per Shares". At June 30, 1999 there were 1,937,500 incentive stock options that could potentially dilute basic EPS in the future which were not included in the computation of diluted earnings per share due to their antidilutive effect.

         (F)  Income Taxes

         The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in the tax law or rates. Any available deferred tax assets arising from net operating loss carryforwards and consulting expense relating to common stock options issued to consultants has been offset by a deferred tax valuation allowance on the entire amount.

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

         (G)  Concentration of Credit Risk

         The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk or cash and cash equivalents.

         (H)  Stock Options

         In accordance with Statement of Financial Accounting Standards No. 123, "Accounting For Stock Based Compensation" ("SFAS 123"), the Company has elected to account for Stock Options issued to employees under Accounting Principles Board Opinion No. 25 "(APB Opinion No. 25)" and related interpretations, and for stock options issued to consultants in accordance with SFAS 123.

         (I)  New Accounting Pronouncements

         The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components, and is effective for fiscal years beginning after December 15, 1997. Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers, and is effective for financial statements for periods beginning after December 15, 1997. Statement No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits" revises employers' disclosure requirements about pension and other postretirement benefit plans and is effective for fiscal years beginning after December 15, 1997. Statement No 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 1999. The Company believes that its adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

         (J)  Financial Instruments

         The Company follows Statement of Financial Accounting Standard No. 107 "Disclosures About Fair Value of Financial Instruments" Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash, loans and note receivable and a capital lease obligation. At March 31, 1999, the cash, loans and note receivable and capital lease obligation approximated fair market value.

NOTE 2 - LOANS RECEIVABLE

         (A)  Loans Receivable - Current

         The following schedule reflects loans receivable to non-related parties as of June 30, 1999:

         Loan receivable from
         non-related party, secured                                  8,132

         Loan receivable from
         non-related party, current portion                          6,500
                                                                  --------

         TOTAL LOANS RECEIVABLE - CURRENT                         $ 14,632
                                                                  ========

         A loan receivable of $24,311 representing an advance to Orlando Digital Telephone Corporation (ODT) was given in the course of the planned acquisition of ODT. The Company filed a complaint against ODT seeking rescission of the ODT acquisition. An allowance for doubtful loans has been established for the total amount during the period ended March 31, 1999 (See Note 6(D)).

         The loan receivable of $8,132 represents a cash loan given to the purchaser of all of the outstanding common stock of Syncom, Inc. This loan is secured by the common stock acquired (See Note 7).

         The loan receivable of $6,500 represents the current portion of the proposed unsecured claims settlement against Syncom, Inc. acquired from Premium Internet, Corp. (Premium) as of June 2, 1999 (See Note 7).

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 2 - LOANS RECEIVABLE - CURRENT - (CONT'D)

         (B)  Loans Receivable - Non-current

         The notes and loans receivable - non-current totaling $71,600 represent the non-current portion of the proposed secured claims settlement of $48,000 and the proposed unsecured claims settlement of $23,600 against Syncom, Inc., acquired from Premium as of June 2, 1999 (See Note 7).

NOTE 3 - PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost and depreciated using the declining balance method over the estimated economic useful life of 5 to 7 years when placed in service. Maintenance and repairs are charged to expense as incurred. Major improvements are capitalized.

         Property and equipment at June 30, 1999 consisted of the following:

                                    Computer equipment           $    3,059
                                    Equipment held under
                                     capital lease                  750,000
                                                                 ----------
                                                                    753,059

                          Less: Accumulated depreciation               (186)
                                                                 ----------
                          Total property and equipment           $  752,873
                                                                 ==========

         Depreciation expense for the three months ended June 30, 1999 was $(64). (See Note 4)

NOTE 4 - LOAN PAYABLE AND CAPITAL LEASE OBLIGATION

         (A)  Capital Lease Obligation

         The Company is the lessee of telephone switching equipment under a capital lease expiring during 2004. The assets and liabilities under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The lease was assumed on March 1, 1999 through an assignment agreement entered into between the Company, a related party (" Original Lessee")and the lessor. There was no change in the terms of the lease and the original commencement date as defined under the lease and Generally Accepted Accounting Principles was October 2 1998. The Original Lessee was in default on lease payments at the date of assignment. On

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 4 - LOAN PAYABLE AND CAPITAL LEASE OBLIGATION - (CONT'D)

         (A)  Capital Lease Obligation - (CONT'D)

         March 1, 1999 the Company received from the lessor a waiver of default and an extension of 150 days. The asset will be depreciated using the declining balance method over the estimated economic useful life. Although the equipment has been delivered and accepted by the Company, it has not been placed in service at the audit date. Hence no depreciation has been provided for as of June 30, 1999. The value of the property that was held under capital lease as of June 30, 1999 was $750,000.

         Minimum future lease payments under the capital lease as of June 30, 1999 are as follows:

         For the year ended June 30,  2000          $  98,970
                                      2001            197,940
                                      2002            197,940
                                      2003            197,940
                                      2004            197,940
                        Subsequent to 2005             98,955
                                                    ---------

         Total minimum lease payments                 989,685

         Less: Amount representing interest          (239,685)
                                                    ---------
         Present value of net minimum
           lease payment                            $ 750,000
                                                    =========

         The interest rate on the capital lease is approximately 11.5% and is imputed at the inception of the lease. At lease inception, the present value of the net minimum lease payments did not exceed the fair market value of the leased asset.

         (B)  Loan Payable

         On May 28, 1999, the Company received a loan of $75,000 from an investor. The loan was converted to 75,000 shares of the Company's common stock in August 1999.

NOTE 5 - STOCKHOLDERS' DEFICIENCY

         (A)  Common and Preferred Stock

         The Company has authorized 50,000,000 shares of common stock, $.001 par value; 5,000,000 of Class A Preferred Stock, $.001 par value; and

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 5 - STOCKHOLDERS' DEFICIENCY (CONT'D)

         (A)  Common and Preferred Stock - (CONT'D)

         5,000,000 shares of Class B Preferred Stock, $.001 par value. The preferred stock will have such rights and preferences as determined by the Board of Directors.

         In connection with an acquisition transaction (See Note 6D), the Company may be required to issue 625,000 shares of Class A Preferred Stock.

         A series of Class B Preferred Stock was designated as "Class B Convertible Redeemable Preferred Stock, Series 1" and consists of 50,000 shares, $.001 par value per share. These shares are redeemable any time after June 7, 2002 upon 30 days written notice to the Company at a redemption price of $4.00 per share. The Company also has the right of redemption under rights similar to the preferred shareholders. The shares have the right, at the option of the holder at any time after July 9, 2000, to convert each outstanding share of Class B Preferred Stock, Series 1 into five fully paid and nonassessable shares of the Company's common stock. Additionally, each holder of these shares shall be entitled to vote at all meetings of the shareholders and shall have one vote for each share held (See Note 8).

         A series of Class B Preferred Stock was designated as "Class B Convertible Redeemable Preferred Stock, Series 2" and consists of 40,000 shares, $.001 par value per share. At any time after July 2, 2002, upon 30 days written notice to the Company, holders of shares of Class B Preferred Stock, Series 2 may, at the option of the holder thereof, require that the Company redeem in whole or in part, such shares at a redemption price of $4.00 per share. The Company also has the right of redemption under rights similar to the preferred shareholders. The holders of these shares have the right, at their option at any time after July 9, 2000, to convert each outstanding share of Class B Preferred Stock, Series 2 into five fully paid and nonassessable shares of the Company's common stock. Additionally, each holder of these shares shall be entitled to vote at all meetings of the shareholders and shall have one vote for each share held (See Note 8 for issuance of Class B Preferred Stock Series 2 after June 30, 1999).

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 5 - STOCKHOLDERS' DEFICIENCY (CONT'D)

         (B)  Stock Compensation

         (i)  Stock Option Plan

         The 1998 Compensatory Stock Option Plan (the "Plan") has been adopted by the Board of Directors of the Company and approved by the Company's stockholders. The plan was developed to provide a means whereby directors, officers, consultants, advisors or agents, employees or professional service providers of the Company may be granted non-qualified stock options to purchase common stock of the Company. The Plan does not provide for the issuance of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code. As of June 30, 1999, the Company has reserved 1,500,000 shares of common stock for issuance upon the exercise of options granted under the Plan.

         The exercise price of options granted under the Plan shall not be less than 85% of the Fair Market Value of a share of common stock on the date the option is granted. The exercise period, expiration date and vesting period shall be determined by the Compensation Committee of the Board of Directors, however, the vesting period may not exceed ten years. If the vesting period is not stated in the granting resolution, then the option shall vest immediately.

         As of June 30, 1999, no options have been granted under the Plan.

         (ii) Stock Options Granted Under Employment and Consulting
         Agreements

         During the year ended March 31, 1999 the Company issued 750,000 incentive stock options to an officer and 1,187,500 incentive stock options to consultants pursuant to certain employment and consulting agreements. There were no stock options issued under employment or consulting agreements for the three months ended June 30, 1999.

         In accordance with SFAS 123, for options issued to employees, the Company applies APB Option No. 25 and related interpretations in accounting for the options issued. Accordingly, no compensation cost has been recognized for options issued under the employment agreement as of March 31, 1999 and June 30, 1999 since the exercise price of the options as stipulated in the option agreement exceeded the fair market value of the stock on the grant date. Had compensation cost for the Company's Plan been determined based on the fair market value at the grant date for awards under that plan, consistent with SFAS 123, the

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 5 - STOCKHOLDERS' DEFICIENCY (CONT'D)

         (B)  Stock Compensation - (CONT'D)

         (ii) Stock Options Granted Under Employment and Consulting Agreements - (CONT'D)

         Company's net loss for the year ended March 31, 1999 and the three months ended June 30, 1999 would have been increased to the pro-forma amounts indicated below.


                                                              03/31/99           06/30/99
                                                              --------           --------
         Net loss                           As reported       $(556,017)        $(208,729)
                                            Pro forma         $(740,757)        $(240,969)

         Net loss per share                 As reported       $   (0.51)        $   (0.08)
                                            Pro forma         $   (0.68)        $   (0.09)



         The effect of applying Statement No. 123 is not likely to be representative of the effects on reported net income for future years due to, among other things, the effects of vesting.

         For options issued to consultants, the Company applies SFAS 123. Accordingly, consulting expense of $317,737 was charged to operations in 1999 with deferred consulting expense of $296,641 presented as a deduction from stockholders' equity at March 31, 1999. The deferred consulting expense is recognized ratably over the vesting period of the stock options through 2002. For the three months ended June 30, 1999 consulting expense of $48,359 has been recognized, resulting in deferred consulting expense of $248,282 at June 30, 1999. The deferred tax asset of $16,442 resulting from the consulting expense of $48,359 was fully offset by a valuation allowance at June 30, 1999 (See Note 1(F)).

         For financial statement disclosure purposes and for purposes of valuing stock options issued to consultants, the fair market value of each stock option granted during 1999 was estimated on the date of grant using the Black-Scholes Option-Pricing Model in accordance with SFAS 123 using the following weighted-average assumptions: expected dividend yield 0%, risk-free of 5.59%, volatility 101% and expected term of three years.

         A summary of the options issued under the employment and consulting agreements as of June 30, 1999 and changes during the three month period ended June 30, 1999 is presented below:

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 5 - STOCKHOLDERS' DEFICIENCY (CONT'D)

         (B)  Stock Compensation - (CONT'D)

         (ii) Stock Options Granted Under Employment and Consulting Agreements - (CONT'D)
                                                Number of   Weighted Average
                                                 Options     Exercise Price
                                                ----------  ----------------

         Stock Options
          Balance at beginning of period        1,937,500      $  2.13
          Granted                                    -         $   -
          Exercised                                  -             -
          Forfeited                                  -         $   -
                                                ---------      --------
          Balance at end of period              1,937,500      $  2.13
                                                =========      =======

         Options exercisable at end of period     687,500      $  1.23

         The  following  table  summarizes   information   about  stock  options
          outstanding at June 30, 1999:

                  Options Outstanding          Options Exercisable
 -------------------------------------------- -------------------------
                         Weighted
              Number      Average   Weighted     Number    Weighted
  Range of  Outstanding  Remaining  Average    Exercisable  Average
  Exercise  at June 30, Contractual Exercise   At June 30  Exercise
   Price       1999        Life      Price       1999       Price
 ---------   --------    --------   -------   --------     --------

$1.00-$3.00 1,937,500   6.00 Years  $  2.13    687,500     $  1.23

         (iii) Employee Stock Compensation Plan

         The 1998 Employee Stock Compensation Plan (Employee Compensation Plan) has been adopted by the Board of Directors of the Company and approved by the Company's stockholders. The plan was developed to provide a means whereby directors, officers, consultants, advisors or agents, employees or professional service providers of the Company may be granted common stock of the Company. Grants under the Employee Compensation Plan shall be determined by the Compensation Committee of the Board of Directors. As of June 30, 1999, the Company has reserved 1,000,000 shares of common stock for issuance under the Employee Compensation Plan and no shares may be issued under the Employee Compensation Plan after April 30, 2003. No shares have been issued under the Employee Compensation Plan as of June 30, 1999.

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 6 - COMMITMENTS AND CONTINGENCIES

         (A)  Year 2000 Issue

         The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         The Company uses standard off the shelf accounting software package for all of its accounting requirements. Management has contacted the software vendor and determined that the accounting software is Year 2000 compliant. All internal management software is Microsoft based and management continually monitors the Year 2000 status of such software. Management has verified Year 2000 status with its primary vendors and has not identified any Year 2000 issues with those vendors. Costs of investigating internal and external Year 2000 compliance issues have not been material to date. As a result, management believes that the effect of investigating and resolving Year 2000 compliance issues on the Company will not have a material effect on the Company's future financial position or results of operations.

         In addition to the effect of Year 2000 issues on the Company's accounting and management systems, year 2000 issues may effect the Company's products and programs as they are primarily computer related. The Company's products have been developed and tested with regard to year 2000 compliance. All products were deemed to be Year 2000 compliant. The costs of such development and testing and validating were minimal and absorbed as part of the Company's normal quality control procedures.

         (B)  Employment Agreement

         On January 5, 1999 the Company entered into an employment agreement with its President. The effective date of this agreement is November 10, 1998, and is for a period of five years at which time it can be renewed by mutual agreement of both parties. The agreement may be terminated at any time by mutual written agreement by the parties. The

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 6 - COMMITMENTS AND CONTINGENCIES - (CONT'D)


         (B)  Employment Agreement - (CONT'D)


         consideration is $96,000 annually to be paid at regular payroll periods. As additional compensation, the Company has issued a total of 750,000 options excisable at annual intervals ranging from Jan. 5, 1999 to January 15, 2002 at varying exercise prices between $1.00 to $3.00. (See Note 5(B))

         (C) Consulting Agreements

         On January 5, 1999 the Company entered into a six month consulting agreement with an individual whereby the Company will be provided with identification, and introduction to a public shell for the purposes of effecting a reverse merger. As consideration for the services provided the Company issued 10,000 shares of the Company's common stock in March 1999.

         On January 5, 1999, effective November 10, 1998, the Company entered into a five year consulting agreement with a consulting organization whereby the Company will be provided with advice with regard to corporate finance, evaluations of business partners, mergers and acquisitions and such other matters as requested. This agreement may be extended by mutual written agreement of the parties. As consideration for the services provided, the Company issued 150,000 shares of the Company's common stock as a signing bonus. The Company pays a monthly fee of $8,000 in semi-monthly installments. As additional compensation, the Company issued a total of 750,000 options, exercisable at annual intervals ranging from January 5, 1999 to February 15, 2002 at varying exercise prices from $1.00 to $3.00. (See Note 5(B)). The Company also agreed to pay the organization a 2% finders fee, payable in cash or stock at the Company's election, on the total value of any acquisition, merger, reverse-merger and/or equity or debt financing introduced to the Company, excluding Orlando Digital Telephone (See Note 6(D)) and Blazoon Systems, Incorporated (See Note 1(A)). In addition, the Company shall provide the organization with a monthly unaccounted for expense allowance of $2,500.

         On January 5, 1999, effective November 10, 1998, the Company entered into a two year consulting agreement with another consulting organization whereby the Company will be provided with advice with regard to corporate finance, evaluations of business partners, mergers and acquisitions and such other matters as requested. This agreement

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONT'D)

         (C) Consulting Agreements - (CONT'D)

         may be extended by mutual written agreement of the parties. As consideration for the services provided the Company shall pay a monthly fee of $5,000, plus $200/hr for any time in excess of 50 hours in any calendar month. As additional compensation, the Company issued a total of 437,500 options, exercisable at annual intervals ranging from January 5, 1999 to February 15, 2002 at varying exercise prices between $1.00 to $3.00. (See Note 5(B)).

         On March 22, 1999, the Company entered into a six month consulting agreement with a public relations organization whereby the Company will be provided with advice with regard to public relations, the development and implementation of strategic plans, and such other matters as requested. This agreement may be extended by mutual written agreement of the parties. As consideration for the services provided, the Company issued 60,000 shares of the Company's common stock.

         (D)  Litigation

         On February 2, 1999 Diverse Capital Corporation (Diverse) acquired Orlando Digital Telephone Corporation (ODT) in exchange for 325,000 shares of Diverse common stock and 625,000 shares of Diverse Convertible Preferred A stock. The 325,000 shares of common stock were issued to ODT shareholders, however, the 625,000 shares of Class A Convertible Preferred Stock was never issued (See Note 1(B)). Diverse reserved the right at the time of the closing to obtain an appraisal substantiating that the approximate value of ODT was $2.8 million. Subsequently, USA Digital, Inc., the successor to Diverse (See Note 1(B)), obtained an appraisal which did not substantiate such value, and, on May 14, 1999, in the Circuit Court in and for Hillsborough County, Florida, filed a complaint against ODT and its former shareholders seeking rescission of the ODT acquisition. The Defendants filed a Motion to Dismiss, which was served on the Company on June 19, 1999. A hearing on defendants motion is set for September 27, 1999. Defendants have not yet filed an Answer or asserted any counterclaims or defenses.

         In addition to such other relief that the Court may grant in the event that the Company does not prevail, including enforcement of the acquisition agreement, the Company may be required to issue 625,000 shares of Class A Convertible Preferred Stock to the ODT shareholders. (See Notes 1(B) and 2)

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 7 - ACQUISITION OF SECURED AND UNSECURED CLAIMS

         On June 2, 1999 the Company entered into an agreement with Premium Internet, Corp. (Premium) to purchase Premium's $160,000 secured claim against Syncom, Inc., a Florida corporation currently doing business as Gator.net, an Internet Service Provider in Gainesville, Florida. Syncom, Inc. is currently under reorganization pursuant to Chapter 11 of the United States Bankruptcy Code. The purchase price for this security interest was $80,000, payable over 6 months from the date of the transaction. Under the terms of the agreement, Premium has assigned its security interest in the name "Gator.net", the Internet Service Provider's customer base, and some equipment, to the Company. Additionally, as of June 2, 1999, the Company entered into agreements with other parties to purchase $130,000 in unsecured debt of Syncom, Inc. for the sum of $30,100. According to the proposed plan of reorganization, this unsecured debt will be repaid $0.25 on every $1.00 owed over a period of five years, resulting in a total amount due to the Company of $32,500 and a current amount due of $6,500 (See Note 2).

         As of June 30, 1999, the Company has paid $20,000 to Premium and a total of $2,600 to the sellers of the unsecured debt in accordance with the agreements.

         Additionally, the Company advanced an amount of $8,132 cash and 55,000 shares of its common stock valued at $330,000 or $6.00 per share based upon the trading price of the common stock on June 1, 1999 to the purchaser of all of the outstanding common stock of Syncom, Inc. The advances of common stock is presented as a deduction from stockholders' equity. The total advances, aggregating $338,132, is secured by the common stock acquired and evidenced by a promissory note accruing interest at 8% per annum. The Company has the right to obtain the stock of Syncom in satisfaction of amounts due under the promissory note. There are no obligations to Renegade if the plan of reorganization is not approved.

NOTE 8 - SUBSEQUENT EVENTS

         On April 20, 1999 the Company entered into an agreement to acquire 100% of the issued and outstanding stock of Telephone Engineering and Maintenance, Inc. (T.E.A.M.), a Florida corporation engaged since 1986 in the business of selling and servicing telephone equipment, in exchange for 50,000 shares of the Company's Convertible Preferred B, Series 1 Stock. The acquisition closed on August 5, 1999. The

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

NOTE 8 - SUBSEQUENT EVENTS - (CONT'D)

         acquisition was accounted for under the purchase method of accounting, and accordingly the results of operations of T.E.A.M. are included in the Company's consolidated financial statements from the date of acquisition. The Company has determined that the carrying value of T.E.A.M.'s net assets, aggregating $52,444 at August 5, 1999, (the "Acquisition Date") approximated the fair market value of those assets at the acquisition date. Management believes that the fair market value of the net assets acquired was more readily determinable than the fair market value of the Preferred Stock issued. Accordingly, the Convertible Preferred B, Series 1 Stock was assigned a value of $52,444 with no resulting goodwill. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin 55, the carrying value of the Convertible Preferred B, Series 1 Stock will be accreted, using the interest method, over the period from the Acquisition Date to the redemption date of June 7, 2002 to increase the carrying value to its fixed redemption price of $4.00 per share (See Note 5(A)).

The following unaudited information reflects the fair market values of the assets acquired and the liabilities assumed:

         Cash                         $  105,517
         Due from employees                9,573
         Property and equipment           25,938
         Deposits                          1,000
         Note payable                    (89,584)
                                      ----------
                                      $   52,444
                                      ==========

         On July 9, 1999 (the "Acquisition Date") the Company purchased all of the issued and outstanding stock of DSA Computers, Inc. (DSA.), a Florida based computer hardware/network integration company that has been in business since 1991. The purchase price for the acquisition was 40,000 shares of the Company's Convertible Preferred B, Series 2 Stock. The acquisition was accounted for under the purchase method of accounting, and accordingly the results of operations of DSA are included in the Company's consolidated financial statements from the date of acquisition. The Company has determined that the carrying value of DSA's net assets, aggregating $74,432 at the Acquisition Date approximated the fair market value of those assets at the acquisition date. Management believes that the fair market value of the net assets acquired was more readily determinable than the fair market value of the Preferred Stock issued. Accordingly, the Convertible Preferred B, Series 2 Stock was assigned a value of $74,432

                                USA DIGITAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               AS OF JUNE 30, 1999

         NOTE 7 - SUBSEQUENT EVENTS (CONT'D)

         with no resulting goodwill. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin 55, the carrying value of the Convertible Preferred B, Series 2 Stock will be accreted, using the interest method, over the period from the Acquisition Date to the redemption date of July 2, 2002 to increase the carrying value to its fixed redemption price of $4.00 per share (See Note 5(A)).

The following unaudited information reflects the fair market values of the assets acquired and the liabilities assumed:

         Cash                          $  10,759
         Accounts receivable              88,486
         Inventory                        59,600
         Property and equipment           23,765
         Other assets                      3,063
         Accounts payable                (44,016)
         Notes payable - current portion  (1,909)
         Other current liabilities       (46,121)
         Notes payable                   (19,195)
                                       ---------
                                       $  74,432
                                       =========